FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d -16
of the Securities Exchange Act of 1934

For the Month of October 2009

RadView Software Ltd.
(Translation of Registrant’s Name into English)

14 Hamelacha St., Rosh-Haayin, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

The Proxy Statement attached to this Form 6-K is hereby incorporated by reference into all effective Registration Statements, filed by us under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed or furnished.

Attached hereto and incorporated by reference herein is the Registrant’s Notice of Meeting, Proxy Statement and Proxy Card for the Annual General Meeting of Shareholders to be held on December 9, 2009.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

RadView Software Ltd. (Registrant) By: /s/ Jaron Lotan —————————————— Jaron Lotan Chairman of the Board of Directors

Dated: October 29, 2009

RADVIEW SOFTWARE LTD.
14 HAMELACHA STREET, PARK AFEK
ROSH HA'AIN, 48091, ISRAEL
(+972) 3-915-7060

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on December 9, 2009

        To our Shareholders:

        You are invited to attend an Annual Meeting of Shareholders of RadView Software Ltd. (the “Company”) to be held in Israel at the offices of the Company, at 14 Hamelacha Street, Park Afek, Rosh Ha’Ain, Israel, on December 9, 2009 at 16:00 p.m. local time, and thereafter as it may be adjourned from time to time (the “Meeting”) for the following purposes:

1.	To elect Messrs. Shai Beilis, Yochai Hacohen, Eli Blatt, Jaron Lotan and Rami Goraly to the Company’s Board of Directors, to serve until the next annual general meeting of shareholders and until their successors have been duly elected and qualified.

2.	To ratify and approve an amendment to the previously approved discretionary convertible credit facility arrangement between Fortissimo and the Company, as described in the Proxy Statement.

3.	To ratify and approve an amendment to the Convertible Loan Agreement by and among Fortissimo and certain other lenders and the Company, entered into in April 2006, as described in the Proxy Statement.

4.	To ratify and approve an increase in the number of authorized Ordinary Shares of the Company and to amend the Company’s Amended and Restated Articles of Association and Memorandum of Association, accordingly, as described in the Proxy Statement.

5.	To ratify and approve an increase in the number of shares available for issuance under the Company’s Key Employee Share Incentive Plan (1996), as described in the Proxy Statement.

6.	To reappoint Kost, Forer, Gabbay, and Kasierer, a member of Ernst & Young International Ltd., as the Company’s Independent Auditors for the year ending December 31, 2009 and for such additional period until the next annual general meeting of shareholders.

7.	To receive the Auditor’s Report and the Company’s Consolidated Financial Statements for the fiscal year ended December 31, 2008.

8.	To transact such other business as may properly come before the Meeting or any adjournments thereof.

        The Board of Directors has fixed the close of business on November 3, 2009 as the date for determining the holders of record of Ordinary Shares and Preferred Shares entitled to notice of and to vote at the Meeting and any adjournments thereof.

        Proposals 1, 5 and 6 are ordinary resolutions which require the affirmative vote of a majority of the shares of the Company voted in person or by proxy at the Meeting on the matter presented for passage. The votes of all shareholders voting on the matter will be counted.

        Proposals 2 and 3 are special resolutions which require the affirmative vote of a majority of the shares of the Company voted in person or by proxy at the Meeting on the matter presented for passage, provided that such majority must either include at least one third of the voting power of the disinterested shareholders voted on the matter, or the total shares of the disinterested shareholders voted against the proposal may not represent more than one percent of the voting rights of the Company.

        Proposal 4 is a special resolution which requires the affirmative vote of the holders of 75% of the shares present, or represented, and voting thereon at the Annual Meeting.

        The presentation to our shareholders for consideration of our audited Financial Statements for the fiscal year ended December 31, 2008 described in Proposal 7 does not involve a vote of our shareholders.

        Further details of these matters to be considered at the Annual Meeting are contained in the attached Proxy Statement. Copies of the resolutions to be adopted at the Annual Meeting will be available to any shareholder entitled to vote at the meeting for review at the Company’s offices during regular business hours. To contact the Company, please call (972) 3 915-7060 in Israel. The Company’s Financial Statements for the year ended December 31, 2008 are attached hereto, were included in the Company’s annual report on Form 20-F, filed with the US Securities and Exchange Commission (the “SEC”) on June 30, 2009 and appear on the SEC’s website at www.sec.gov.

        The Board of Directors believes that the shareholders of the Company should be represented as fully as possible at the Meeting and encourages your attendance. Whether or not you plan to be present kindly complete, date and sign the enclosed proxy card exactly as your name appears on the envelope containing this Notice of Annual General Meeting and mail it promptly so that your votes can be recorded. No postage is required if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person. All proxy instruments and powers of attorney must be delivered to the Company no later than 48 hours prior to the Meeting. The Company’s Proxy Statement is furnished herewith.

        Joint holders of shares should take note that, pursuant to Article 34.4 of the Amended and Restated Articles of Association of the Company, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) of the share, and for this purpose seniority will be determined by the order in which the names stand in the shareholders’ register.

By Order of the Board of Directors,

Jaron Lotan Chairman of the Board of Directors

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE DATE AND SIGN THE PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE FOR WHICH NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES. YOU CAN LATER REVOKE YOUR PROXY, ATTEND THE MEETING AND VOTE YOUR SHARES IN PERSON. ALL PROXY INSTRUMENTS AND POWERS OF ATTORNEY MUST BE DELIVERED TO THE COMPANY NO LATER THAN 48 HOURS PRIOR TO THE MEETING.

RADVIEW SOFTWARE LTD.
14 HAMELACHA STREET, PARK AFEK
ROSH HA'AIN, 48091, ISRAEL
(+972) 3-915-7060

ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on December 9, 2009

PROXY STATEMENT

        This Proxy Statement is furnished to the holders of ordinary shares, NIS 0.01 nominal value (the “Ordinary Shares”) and preferred shares, NIS 0.01 nominal value (the “Preferred Shares”), of RadView Software Ltd. (“RadView” or the “Company”) in connection with the solicitation of proxies to be voted at the Annual Meeting of Shareholders of the Company (the “Meeting”) to be held in Israel at the Company’s offices at 14 Hamelacha Street, Park Afek, Rosh Ha’Ain, Israel, on December 9, 2009 at 16:00 p.m. local time, and thereafter as it may be adjourned from time to time.

At the Meeting, shareholders of the Company will be asked to vote upon the following matters:

1.	To elect Messrs. Shai Beilis, Yochai Hacohen, Eli Blatt, Jaron Lotan and Rami Goraly to the Company’s Board of Directors, to serve until the next annual general meeting of shareholders and until their successors have been duly elected and qualified.

2.	To ratify and approve an amendment to the previously approved discretionary convertible credit facility arrangement between Fortissimo and the Company, as described in the Proxy Statement.

3.	To ratify and approve an amendment to the Convertible Loan Agreement by and among Fortissimo and certain other lenders and the Company, entered into in April 2006, as described in the Proxy Statement.

4.	To ratify and approve an increase in the number of authorized Ordinary Shares of the Company and to amend the Company’s Amended and Restated Articles of Association and Memorandum of Association, accordingly, as described in the Proxy Statement.

5.	To ratify and approve an increase in the number of shares available for issuance under the Company’s Key Employee Share Incentive Plan (1996), as described in the Proxy Statement.

6.	To reappoint Kost, Forer, Gabbay, and Kasierer, a member of Ernst & Young International Ltd., as the Company’s Independent Auditors for the year ending December 31, 2009 and for such additional period until the next annual general meeting of shareholders.

7.	To receive the Auditor’s Report and the Company’s Consolidated Financial Statements for the fiscal year ended December 31, 2008.

8.	To transact such other business as may properly come before the Meeting or any adjournments thereof.

        A proxy card for use at the Meeting and a return envelope for the proxy card are enclosed. By appointing “proxies” shareholders may vote their shares at the Meeting whether or not they attend. Upon the receipt of a properly signed and dated proxy card in the form enclosed, the persons named as proxies therein will vote the shares represented thereby in accordance with the instructions of the shareholder indicated thereon, or, if no direction is indicated (except in respect of Proposals 2 and 3), in accordance with the recommendations of the Board of Directors of the Company (the “Board of Directors”). The Company knows of no other matters to be submitted at the Meeting other than as specified in the Notice of Annual General Meeting of Shareholders enclosed with this Proxy Statement. If any other business is properly brought before the Meeting, however, it is the intention of the persons named as proxies to vote in respect thereof in accordance with their best judgment. Shares represented by executed and unrevoked proxies will be voted. On all matters considered at the Meeting, abstentions and broker non-votes will not be treated as either a vote “for” or “against” the matter, although they will be counted to determine if a quorum is present.

        The proxy solicited hereby may be revoked at any time prior to its exercise, by the substitution with a new proxy bearing a later date or by a request for the return of the proxy at the Meeting. All proxy instruments and powers of attorney must be delivered to the Company no later than 48 hours prior to the Meeting.

        The Company expects to mail this Proxy Statement and the enclosed form of proxy card to shareholders on or about November 5, 2009. All expenses of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers and employees of the Company, without receiving additional compensation therefore, may solicit proxies by telephone, facsimile, in person or by other means. Brokerage firms, nominees, fiduciaries and other custodians have been requested to forward proxy solicitation materials to the beneficial owners of shares of the Company held of record by such persons, and the Company will reimburse such brokerage firms, nominees, fiduciaries and other custodians for reasonable out-of-pocket expenses incurred by them in connection therewith.

        Shareholders Entitled to Vote. Only holders of record of Ordinary Shares and Preferred Shares at the close of business on November 3, 2009 are entitled to notice of and to vote at the Meeting. The Company had a total of 158,571,330 Ordinary Shares and Preferred Shares issued and outstanding on October 15, 2009, each of which is entitled to one vote on each matter to be voted on at the Meeting. The Amended and Restated Articles of Association of the Company (“Articles of Association”) do not provide for cumulative voting for the election of the directors or for any other purpose. The presence, in person or by proxy, of at least two shareholders holding at least 33 1/3% of the voting rights, will constitute a quorum at the Meeting.

        Votes Required. Proposals 1, 5 and 6 are ordinary resolutions which require the affirmative vote of a majority of the shares of the Company voted in person or by proxy at the Meeting on the matter presented for passage. The votes of all shareholders voting on the matter will be counted.

        Proposals 2 and 3 are special resolutions which require the affirmative vote of a majority of the shares of the Company voted in person or by proxy at the Meeting on the matter presented for passage, provided that such majority must either include at least one third of the voting power of the disinterested shareholders voted on the matter, or the total shares of the disinterested shareholders voted against the proposal may not represent more than one percent of the voting rights of the Company.

        Proposal 4 is a special resolution which requires the affirmative vote of the holders of 75% of the shares present, or represented, and voting thereon at the Annual Meeting.

        The presentation to our shareholders for consideration of our audited Consolidated Financial Statements for the fiscal year ended December 31, 2008 described in Proposal 7 does not involve a vote of our shareholders.

I.	PRINCIPAL SHAREHOLDERS

        The following table sets forth certain information known to us regarding the beneficial ownership of the Company’s Ordinary Shares as of October 15, 2009, unless otherwise indicated, by: (i) each person known by the Company to beneficially own more than 5% of the Company’s shares; and (ii) all of the Company’s directors and executive officers as a group. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, Ordinary Shares underlying options and warrants held by that person that are currently exercisable or exercisable within 60 days of October 15, 2009 are considered outstanding. These shares, however, are not considered outstanding when computing the percentage ownership of each other person. Except as indicated in the footnotes to this table and subject to state community property laws, each shareholder named in the table has sole voting and investment power for the shares shown as beneficially owned by it. Ownership percentages are based on 158,571,330 shares outstanding on October 15, 2009, excluding 134,000 shares held as treasury shares. Unless otherwise noted below, the address of each of the Company’s directors and executive officers is c/o RadView Software Ltd., 14 Hamelacha Street, Park Afek, Rosh Haayin, 48091, Israel.

Name of Beneficial Owner:	Total Shares Beneficially Owned	Percentage of Total Shares

Five Percent Shareholders:
Fortissimo Capital Fund (1)	169,583,334	69.3%
Perfect Provident Fund Ltd. (2)	34,274,270	20.0%
Psagot Provident Fund Ltd. (3)	21,930,000	13.1%
Tamir Fishman Provident and Education Funds Ltd. (4)	19,060,400	11.5%
Meitav Gemel Ltd. (5)	14,101,678	8.6%

Directors and Executive Officers:

Rami Goraly	3,843,750	2.4%
Jaron Lotan	1,803,537	1.1%
Shai Beilis (6)	8,075,623	4.8%
Amir Livne	-	-
Hadas Gazit Kaiser	396,428	*
Yochai Hacohen	3,265,625	2%
Eli Blatt	-	-

All executive officers and Directors as a group (8 persons) (6)	17,384,963	9.9%

* Represents beneficial ownership of less than one percent of the Company’s shares.

(1)     Information is derived in part from Amendment No. 3 to Schedule 13D, filed on March 27, 2007 by Fortissimo Capital Funds G.P. L.P. (“FFC-GP”), Fortissimo Capital Fund L.P. (“FFC Cayman”), Fortissimo Capital Fund (Israel) L.P. (“FFC-Israel”), and Fortissimo Capital Funds (Israel DP), L.P. (“FFC-Israel-DP”) (Collectively, the “Fortissimo Entities”). Includes 150,729,167 Preferred Shares owned of record by the Fortissimo Entities: 4,779,243 Preferred Shares owned of record by FFC Cayman, 136,210,432 Preferred Shares owned of record by FFC Israel, and 9,739,491 Preferred Shares owned of record by FCC-Israel-DP. FFC GP, in its capacity of being the sole general partner of FFC-Israel, FFC-Israel-DP and FFC Cayman, controls and manages each of the Fortissimo Entities. Accordingly, FFC GP may be deemed the beneficial owner of the Preferred Shares held by each of the Fortissimo Entities. FFC GP, in its capacity as the general partner of each of the Fortissimo Entities, has the voting and dispositive power over the Preferred Shares held by each of them.

Each of the Fortissimo Entities share voting power over 158,125,001 Preferred Shares and share dispositive power over 169,583,334 Preferred Shares. None of the Fortissimo Entities has sole voting power or sole dispositive power over our Preferred Shares. Pursuant to a shareholders agreement among the Fortissimo Entities and Yehuda Zisapel, Shem Basum Ltd. and Michael Chill (the “Co-Investors”) in connection with the financing in August 2006, the number of Preferred Shares for which there is shared voting power includes 7,395,834 Preferred Shares held by Shem Basum Ltd. and Michael Chill and the number for which there is shared dispositive power includes 18,854,167 Preferred Shares held by all the Co-Investors. However, the Fortissimo Entities disclaim beneficial ownership of the Co-Investor shares. The Fortissimo address is 14 Hamelacha Street, Park Afek, Rosh Ha’ayin, 48091 Israel.

(2)     Information is derived from Schedule 13D, filed on June 18, 2007 by Perfect Provident Fund Ltd. (“Perfect”) and from the records of the Company. Includes 22,508,454 Ordinary Shares owned of record by Perfect; 1,091,968 Ordinary Shares owned of record by Perfect Central Compensation Fund; and 10,673,848 Ordinary Shares owned of record by Perfect Education Fund. On June 1, 2009, a merger occurred between Altshuler Shaham Provident Funds Ltd. (“Altshuler Shaham”) and Perfect. As a result, the above-mentioned funds are managed by Altshuler Shaham, which is held by Altshuler Shaham Ltd. (which is owned by Kalman Shaham, Gilad Altshuler and Roni Bar) and Perfect (Y.N.E.) Capital Markets Ltd. (which is held indirectly by Yair Levinstein, Nir Malka, Orna Brenner and Daniel Brenner). Any economic interest or beneficial ownership in any of the securities held by Altshuler Shaham are held for the benefit of the members of the fund. The address of Altshuler Shaham is 19A Habarzel Street, Tel Aviv, Israel.

(3)     Information is derived from Schedule 13G, filed on February 9, 2009 by Prisma Investment House Ltd. (“Prisma”), the assets of which were acquired by Psagot Provident Fund Ltd. in April 2009, and from records of the Company. Includes 21,930,000 Ordinary Shares, beneficially owned by provident funds, continuing education funds and compensation funds (Hermon Provident Fund, Aazmon Provident Fund, Tavor Provident Fund and Signon Hermon Provident Fund) managed by Psagot Provident Fund Ltd., a wholly owned subsidiary of Psagot Investment House Ltd., controlled indirectly by James G. Dinan and Daniel A. Schwartz. Any economic interest or beneficial ownership in any of the securities held by Psagot Provident Fund Ltd. are held for the benefit of the members of the fund. The address of Psagot is Africa Tower, 14 Ahad Ha’am Street, Tel Aviv, Israel.

(4)     Information is derived form Schedule 13G, filed on February 16, 2009 by Tamir Fishman Provident and Education Funds Ltd. (“Tamir Fishman”). Includes a total of 19,060,400 ordinary shares of which: 3,063,400 ordinary shares are owned of record by Tamir Fishman Severance Pay Fund – General; 6,893,500 ordinary shares are owned of record by Tamir Fishman Education Fund – General; 8,262,000 ordinary shares are owned of record by Tamir Fishman Provident Fund – General; 289,000 ordinary shares are owned of record by Tamir Fishman Education Fund – Shares; and 552,500 ordinary shares are owned of record by Tamir Fishman Provident Fund – Shares. Tamir Fishman, as manager of the funds, has sole voting and investment power and is the beneficial owner of the 19,060,400 ordinary shares (including warrants) owned of record by the foregoing funds. Any economic interest or beneficial ownership in any of the securities held of record by the foregoing funds is held for the benefit of the members of the funds. The address of Tamir Fishman and each of the foregoing funds is 21 Ha’arbaa Street, Tel Aviv, 64739, Israel.

(5)     Information is derived from Meitav Gemel Ltd. (“Meitav”). Includes a total of 14,101,678 ordinary shares owned of record by the provident, education and severance funds managed by Meitav of which: 5,043,339 ordinary shares owned of record by Meitav Tagmulim Clali; 3,201,661 ordinary shares owned of record by Meitav Histalmut Clali; 1,048,339 ordinary shares owned of record by Meitav Pizuim Clali; 410,839 ordinary shares owned of record by Meitav Tagmulim Shares; 212,500 ordinary shares owned of record by Meitav Hishtalmut Shares; 2,234,161 ordinary shares owned of record by Meitav Chisachon Gemel; 1,617,339 ordinary shares owned of record by Meitav Chisachon Hishtalmut; and 333,500 ordinary shares owned of record by Meitav Chisachon Pizuim. Meitav, as manager of the funds, has sole voting and investment power and is the beneficial owner of the 14,101,678 ordinary shares (including warrants) owned of record by the foregoing funds. Any economic interest or beneficial ownership in any of the securities held of record by the foregoing funds is held for the benefit of the members of the funds. The address of Meitav is Museum Tower, 4 Berkowitz Street, Tel Aviv 61180 Israel.

(6)     Information is derived in part from Amendment No. 2 to Schedule 13G/A, filed on February 20, 2004 by Formula Ventures L.P., FV-PEH, L.P. and Formula Ventures (Israel) L.P. Includes 1,108,593 ordinary shares owned of record by Formula Ventures L.P; 311,947 ordinary shares owned of record by FV-PEH L.P.; 356,140 ordinary shares owned of record by Formula Ventures (Israel) L.P.; 6,289,143 ordinary shares owned of record by Shem Basum Ltd., and 9,800 ordinary shares owned directly and of record by Shai Beilis, the principal shareholder and a director of Shem Basum Ltd. Shai Beilis, one of RadView’s directors, is the CEO and Managing Director of Formula Ventures Ltd., which is the general partner of Formula Ventures L.P., Formula Ventures (Israel) L.P. and FV-PEH L.P. Shai Beilis disclaims beneficial ownership of the shares held of record by Formula Ventures L.P., FV-PEH L.P. and Formula Ventures (Israel) L.P., except to the extent of his pecuniary interest therein. Shai Beilis has sole voting and investment power and is the beneficial owner of the 6,289,143 ordinary shares owned of record by Shem Basum Ltd. Formula Ventures L.P., Formula Ventures (Israel) L.P. and FV-PEH L.P. are part of an affiliated group of investment entities managed by Formula Ventures Ltd. and Formula Ventures Partners (Cayman Islands) Ltd., a subsidiary thereof. Shai Beilis, Nir Linchevski and Benny Maiden, by virtue of their board of positions in Formula Venture Ltd., and Shai Beilis and Nir Linchevski, by virtue of their board positions in Formula Venture Partners (Cayman Islands) Limited, each share voting and dispositive power with respect to the shares held by Formula Ventures L.P., FV-PEH and Formula Ventures (Israel) L.P. Decisions with respect o voting and investment of the shares owned of record are made by majority vote and as CEO, Shai Beilis shares voting and investment power over ordinary shares held by Formula Ventures L.P., FV-PEH L.P., Formula Ventures (Israel) L.P. and Shem Basum Ltd. The address of Formula Ventures (Israel) L.P., Formula Ventures L.P., FV-PEH L.P. and Shai Beilis is 11 Galgalei Haplada St. Herzliya, Israel, 46733.

II.	RESOLUTIONS

1.	ELECTION OF DIRECTORS

        At the Meeting, the shareholders are requested to elect five nominees to serve on the Board of Directors. Messrs. Shai Beilis, Yochai Hacohen, Eli Blatt, Jaron Lotan and Rami Goraly will be nominated for reelection.

        Section 239 of the Israeli Companies Law, 1999 (the “Companies Law”), requires that companies whose shares are publicly traded have at least two external directors on the board of directors. The term of service of the external directors is three years, and they may be elected to serve for up to two three-year terms. Ms. Hadas Gazit Kaiser and Mr. Amir Livne currently serve as external directors and their term of service shall expire on October 8, 2010 and December 17, 2011, respectively.

        The directors who are not external directors, are elected at the annual general meeting of shareholders to serve until the next annual general meeting of shareholders and until their respective successors are duly elected and qualified.

        Pursuant to the Company’s Articles of Association, the number of directors in the Company (including external directors) shall be determined from time to time by the annual general meeting, provided that it shall not be less than five nor more than nine.

        The Companies Law provides that a nominee for a position of a director shall have declared to the Company that he or she complies with the qualifications prescribed by the Companies Law for appointment as a director. Each of the proposed nominees has declared to the Company that he complies with such qualifications.

        It is the intention of the persons named in the proxy to vote for the election of the five nominees named in this Proposal 1, each to hold office until the next annual general meeting of shareholders and until their respective successors are duly elected and qualified, unless any office is vacated earlier. The Company is unaware of any reason why any nominee, if elected, should be unable to serve as a director. If any of the nominees are unable to serve, the persons named in the proxy will vote the shares for the election of such other nominees as the Board of Directors may propose. All nominees listed below have advised the Board of Directors that they intend to serve as directors if elected.

Nominees for the Board of Directors

Certain information concerning the nominees:

Name	Age	Position

Jaron Lotan	52	Chairman of the Board
Yochai Hacohen	43	Director
Rami Goraly	42	Chief Executive Officer
Shai Beilis	60	Director
Eli Blatt	46	Director

JARON LOTAN has served as a Director and the Chairman of the Board since May 2006. He currently serves also on the boards of directors of Magink Display Technologies Ltd. and Pulsar Ltd. Mr. Lotan served as the President and Chief Executive Officer of Technomatix Technologies Ltd., a provider of digital manufacturing solutions, from October 2002 until the sale of that company to UGS Corp. in April 2005. He was appointed Chief Executive Officer of Technomatix in January 2004. Following the acquisition of Technomatix Technologies Ltd., Mr. Lotan served as Senior Vice President of UGS Corp. from April 2005 until September 2005. Prior to joining Technomatix in October 2002, he was corporate executive vice president for business and strategy at Orbotech Ltd., a supplier of automated optical inspection and other productivity solutions for the electronics industry, responsible for the worldwide sales, marketing and support organization, corporate marketing activities, and strategy and business development. Prior to this, Mr. Lotan served as president of the Orbotech PCB Division and president of Orbotech Europe. Before joining Orbotech in 1992, he co-founded and served as general manager, North America for Rosh Intelligent Systems, a software company offering knowledge-based solutions to customer support organizations. Mr. Lotan holds a B.A. in Economics and Mathematics and an M.A. in Economics both from the Hebrew University in Jerusalem, Israel.

YOCHAI HACOHEN has served as a Director of the Company since February 2006. On June 11, 2006, Mr. Hacohen was appointed as interim President and Chief Executive Officer, which appointment was made permanent by action of the Board of Directors on December 26, 2007. On April 7, 2008, Mr. Hacohen stepped down as CEO and was replaced by Mr. Rami Goraly. Mr. Hacohen remains a member of the Board of Directors. Mr. Hacohen joined Fortissimo in May 2004 and became a partner in January 2005. He currently serves on the boards of directors of Advanced Answers on Demand Inc. and Cadent Inc. From October 2003 through May 2004, Mr. Hacohen served as the General Manager of a U.S. division of Magal Security Systems Ltd., a provider of hardware and software solutions for the surveillance market. From October 1998 through September 2002, Mr. Hacohen served as the Director of EMEA Sales and Marketing for the video recording division of Nice Systems Ltd., a provider of digital video and audio recording solutions. Mr. Hacohen holds a B.Sc. degree in Biotechnology and an MBA degree in Marketing from Tel Aviv University.

RAMI GORALY has been serving as the Company’s Chief Executive Officer since April 7, 2008 and as a Director since December 2008. Mr. Goraly previously served as RadView’s Vice President of Marketing from June 2006. During 2005-2006 Mr. Goraly was the CEO of Telrad Connegy Ltd., a provider of converged telecommunication solutions and in 2004-2005 Mr. Goraly was the CEO of SweetIM a provider of an interactive content for instant messaging platform. From 1996 through 2004, Mr. Goraly worked in the United States, where he founded and served as the CEO of Accept Software Corporation, a leading developer of enterprise product planning solutions. Other positions held by Mr. Goraly include management positions in Cheyenne Software Inc. (acquired by Computer Associates) and CheckPoint Software Technologies Ltd. Mr. Goraly received bachelor degrees in Economics and Accounting from Tel Aviv University, and an MBA degree from the Cass Business School in London.

SHAI BEILIS has served as a Director since May 1998 and served as Chairman of the Board from May 2001 until May 2006. Mr. Beilis has been the Chairman and Managing Partner of Formula Ventures Ltd. since December 1998. From January 1995 until joining Formula Ventures Ltd., Mr. Beilis served as the Chief Executive Officer of Argotec Ltd., a wholly-owned subsidiary of Formula Systems (1985) Ltd., established in 1993 to capitalize on investment opportunities in the IT sector, where he was responsible for initiating, overseeing and managing Argotec’s investments. Before joining Formula Systems (1985) Ltd., Mr. Beilis served as Chief Executive Officer of Clal Computers and Technology Ltd. and was employed by Digital Equipment Corporation. Mr. Beilis serves as a director for several private companies and until February 2008, served as a director in BluePhoenix Ltd. Mr. Beilis is a director and principal shareholder of Shem Basum, Ltd. Mr. Beilis holds a B.S. degree in Mathematics and Economics from the Hebrew University in Jerusalem, Israel and an M.S. degree in Computer Science from the Weizmann Institute of Science.

ELI BLATT has served as Director of the Company since April 2006. Mr. Blatt joined Fortissimo as a partner in January 2005. From March 1999 through May 2004, Mr. Blatt served as the Chief Financial Officer and Vice President of Operations of Noosh, Inc., a supplier of cross-enterprise e-business software solutions. From September 1997 through February 1999, Mr. Blatt served as the Director of Operations for CheckPoint Software Technologies Inc., an internet security company, where he was responsible for OEM operations, product licensing and customer service. Mr. Blatt currently serves on the board of directors of Telrad Networks Ltd., Soda-Club Holdings Ltd. and Advanced Answers on Demand Inc. Mr. Blatt holds a B.Sc. degree in Industrial Engineering from Tel Aviv University and an MBA degree from Indiana University. Mr. Blatt also served as a fighter pilot in the Israeli air force.

Information regarding the incumbent external directors:

HADAS GAZIT KAISER serves as an External Director of the Company since October 2007. Mrs. Gazit Kaiser is the Chief Financial Officer and Finance Director of Emblaze Ltd. (LSE:BLZ.L), a company publicly traded on the London Stock Exchange.  Before becoming the CFO of Emblaze in December 2006, Mrs. Gazit Kaiser acted as the Vice President of Finance for the Emblaze group of companies and as the CFO of Emblaze Mobile. Prior to joining Emblaze, Mrs. Gazit Kaiser was with TTI Team Telecom International (NASDAQ:TTIL), where she acted as the budget control manager from August 2003 to September 2005. From August 2000 to August 2003, Mrs. Gazit Kaiser acted as a manager at Ernst & Young Global (Kost, Forer Gabbay & Kasierer) where she conducted accounts of both private and publicly traded companies in Israel and abroad, especially in the technology, venture capital and investments industries. Mrs. Gazit Kaiser is a Certified Public Accountant in Israel and received an MBA in Finance and a BA in Economics and Accounting both from Tel Aviv University.

AMIR LIVNE serves as an External Director of the Company since December 2008. Mr. Livne is Vice President Product Strategy and Portfolio Management at Siemens PLM, a division of Siemens AG (NYSE:SI). Previously, Mr. Livne held a similar position at UGS PLM, which was acquired by Siemens in 2007. Between 1997 and 2004, Mr. Livne served as Executive VP of Business Development and Strategy at Tecnomatix (NASDQ: TCNOF, acquired by UGS in early 2005). Prior to joining Tecnomatix, between 1994 and 1997, Mr. Livne worked as a Senior Consultant at Booz, Allen and Hamilton, a management consulting firm. Mr. Livne holds an MBA from the University of Michigan in Ann Arbor and B.A. and M.A. degrees in Computer Science, both from Tel Aviv University.

Compensation of Directors and Officers

        The following table sets forth the aggregate compensation paid or accrued for services rendered to the Company in all capacities for the fiscal year ended December 31, 2008 by its directors and executive officers:

	Salaries, Directors Fees, Service Fees, Commissions and Bonuses	Pension, Retirement and Similar Benefits

All directors and officers as a group (then 9 persons)	$382,400	$22,540

        Such remuneration does not include amounts expended by the Company for expenses, including business association dues and expenses, reimbursed to such officers, and other fringe benefits commonly reimbursed or paid by companies in the location at which the particular executive officer is located.

        Jaron Lotan, as the Chairman of the Board, was granted an option to purchase 455,000 ordinary shares under the Key Employee Share Incentive Plan, equivalent to one percent of the Company’s issued and outstanding ordinary shares and preferred shares, on an as-converted basis, immediately after the closing of the initial investment in the 2006 financing by the Fortissimo Entities and other investors. Mr. Lotan was entitled to anti-dilution protection for any additional investments pursuant to the 2006 financing, by way of the grant of additional options to purchase one percent of the incremental number of issued and outstanding ordinary shares and preferred shares (on an as-converted basis) immediately following each additional investment, made as part of the 2006 financing. In furtherance of that anti-dilution commitment, Mr. Lotan was granted additional options for a total of 566,666 ordinary shares upon the closings of the additional investments made by the Fortissimo Entities in December 2006 and February and March 2007. The options are now fully vested. Additionally, as a bonus to Mr. Lotan, Mr. Lotan was granted in January 2008 an option to acquire 1,350,994 ordinary shares (representing up to one percent of the Company’s issued and outstanding ordinary shares and preferred shares (on an as-converted basis)) which option will vest over four years. The exercise price of the options granted to Mr. Lotan was between $0.06 and $0.08 and any further options to be granted to him shall be at an exercise price equal to the market price on the then current date of grant.

        Yochai Hacohen was both a director and an employee of the Company, serving as the Chief Executive Officer and President from July 1, 2006 (on an interim basis until December 2006 when the appointment was made permanent). On April 7, 2008, Mr. Hacohen stepped down as CEO and was replaced by Mr. Rami Goraly. In connection with his services as Chief Executive Officer and President, the Company has paid to Mr. Hacohen an annual salary of $125,000 (effective as of June 11, 2006), which was increased by 20% on the anniversary of the effective date. Mr. Hacohen is entitled to options under the Company’s Key Employee Share Incentive Plan for a total of 4,750,000 ordinary shares, such options to vest in quarterly parts over four years as of December 26, 2006. The options continue to vest as long as Mr. Hacohen serves as a director in the Company. In the event of a change in control of the Company, 50% of all then unvested options shall become immediately vested.

        Rami Goraly has been a director of the Company since December 2008 and has been CEO since April 2008. In connection with his services as a director, the Board authorized and the shareholders approved the grant to Mr. Goraly of options under the Company’s Key Employee Share Incentive Plan to purchase a total of 8,000,000 Ordinary Shares, with the following vesting schedule: twenty five percent (25%) of the options will be vested as of January 1, 2009 (the “First Vesting Date”) and the remaining seventy five percent (75%) of the options shall vest in 12 equal parts quarterly over a three (3) year period following the First Vesting Date. The exercise price of the options will be $0.015. Mr. Goraly also holds options for a total of 500,000 Ordinary Shares which were granted to him in 2007 and are subject to vesting as follows: 25% vested as of October 2007, with the remainder vesting quarterly over three years. The exercise price of the options is $0.06.

        As of December 31, 2008, all directors and officers as a group (then 9 persons, excluding one director whose term expired during 2008), held options to purchase 17,208,372 of our ordinary shares. Out of such options 955,000 expire in 2011, 7,460,516 expire in 2012 and 8,792,856 expire in 2013 at exercise prices ranging from $0.015 to $0.945.

        At the Meeting, the Board of Directors proposes that the following resolution be adopted:

        “RESOLVED, to elect Messrs. Shai Beilis, Yochai Hacohen, Eli Blatt, Jaron Lotan and Rami Goraly to the Company’s Board of Directors, to serve until the next annual general meeting of shareholders and until their successors have been duly elected and qualified.”

        Upon the receipt of a properly signed and dated proxy and unless otherwise instructed in the proxy, the persons named in the enclosed proxy will vote the shares represented thereby in accordance with the votes designated therein.

2.	AMENDMENT TO THE FORTISSIMO DISCRETIONARY CREDIT FACILITY ARRANGEMENT

        On December 18, 2008, the Shareholders of the Company approved the terms of a convertible credit facility arrangement between FFC-GP and the Fortissimo Entities (collectively, “Fortissimo”) and the Company. On October 21, 2009 the Company’s Audit Committee and the Board of Directors resolved, subject to shareholder approval, to approve an amendment to certain terms of this discretionary convertible credit facility arrangement (the “Credit Facility Amendment”) which will: (i) increase the amount of the convertible loans that may be extended pursuant to the arrangement from $4 million to $6 million; (ii) revise the conversion price; (iii) allow for potential co-lenders and (iv) limit the arrangement availability to mid 2011.

The terms of the Credit Facility following the amendment shall be as follows:

—	Up to $6 million, in one or more loans, to be determined by Fortissimo at its sole discretion upon request by RadView (each the “Loan”).

—	The potential funding may be extended by Fortissimo and possibly certain co-lenders (that may include existing shareholders).

—	The potential funding may be extended during a period of 18 months commencing from the shareholders approval.

—	The conversion price of the convertible loan(s) extended under the credit facility shall be as follows: (a) the first $1 million of loan(s) shall be convertible into the Company’s ordinary shares at the lower of: (x) $0.03 and (y) the average closing market price of the Company’s ordinary shares on the OTCBB during the 60 day period ending one day prior to the date of conversion of the applicable loan; but no less than $0.01 and (b) any loan amounts exceeding the first $1 million shall be convertible into the Company’s ordinary shares at a conversion price of $0.02 per ordinary share.

        The following additional terms were approved by the Company’s shareholders, at the Annual General Meeting held on December 18, 2008 and shall remain unchanged:

—	Each Loan shall have a 3 year term, which may be extended for 2 additional one year terms by agreement of RadView and the lender.

—	A Loan (or any part thereof) may be repaid at any time prior to its due date, at RadView’s discretion.

—	The Loans shall bear interest at 8%, compounded annually. Interest shall be payable together with the repayment of the respective principal of the loan.

        Charges:

        As security for the repayment of the Loans, the Company shall grant Fortissimo (and, if applicable, certain co-lenders) the following security interests:

—	A fixed charge on Company’s Intellectual Property.

—	A floating charge on the tangible and intangible assets of the Company, junior to all of the Company’s outstanding charges at the time of the Loan.

        Warrants:

        Upon each draw down of a Loan, Fortissimo (and, if applicable, certain co-lenders) will be issued a warrant to acquire Ordinary Shares in a dollar amount equal to 50% of the principal amount of the Loan at a purchase price per share equal to the conversion price.

        In case the Credit Facility Amendment terms shall not be approved by the Company’s shareholders, the terms of the credit facility approved by the Company’s shareholders on December 18, 2008 shall remain in full force and effect.

SHAREHOLDER APPROVAL

Reasons for Shareholder Approval

The Company is seeking shareholder approval of the Convertible Loan Agreement because it is a transaction with a controlling shareholder. FFC-GP, by virtue of its management of the Fortissimo Entities (themselves controlling shareholders) and its affiliation with two of the Company's directors, Mr. Yochai Hacohen and Mr. Eli Blatt, is deemed a controlling shareholder of the Company. Pursuant to the provisions of Section 275 of the Israeli Companies Law, shareholder approval is required for the amendment of the Convertible Loan Agreement.

VOTE REQUIRED

The affirmative vote of the holders of a majority of the shares present, or represented, entitled to vote and voting thereon at the Annual Meeting is required for the ratification and approval of the Credit Facility Amendment. Furthermore, under the Israeli Companies Law, the approval of such proposal requires that either: (i) such majority include at least one-third of the voting power of the disinterested shareholders who are present in person or by proxy and who vote on such proposal; or (ii) the total votes cast in opposition to the proposal by the disinterested shareholders does not exceed 1% of all the voting power in the Company. The Fortissimo Entities are shareholders with a Personal Interest in connection with this Proposal Two. Shareholders are requested to notify us whether or not they have “Personal Interest” in connection with Proposal Two (please see the definition of the term “Personal Interest” below). If any shareholder casting a vote in connection hereto does not notify us that he/she/it has a Personal Interest with respect to Proposal Two, their vote with respect to such proposal will be disqualified. For this purpose, “Personal Interest” is defined as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which means for this purpose a spouse, sibling, parent, grandparent, child or child of spouse or spouse of any of the above); and (ii) a personal interest of a body corporate in which a shareholder or any of his aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excluding a personal interest arising solely from the mere holding of shares in the Company or any body corporate.

        At the Meeting, the Board of Directors proposes that the following resolution be adopted:

        “RESOLVED, to ratify and approve an amendment to the previously approved discretionary convertible credit facility arrangement between Fortissimo and the Company, as described in the Proxy Statement.”

        Upon the receipt of a properly signed and dated proxy and unless otherwise instructed in the proxy, the persons named in the enclosed proxy will vote the shares represented thereby in accordance with the votes designated therein.

3.	AMENDMENT TO THE CONVERTIBLE LOAN AGREEMENT

        In 2006, the Company closed a financing with Fortissimo and other co-investors. The initial financing was for $1.5 million consisting of: (i) $750,000 to purchase 25,000,000 of convertible preferred shares and (ii) a convertible loan in the amount of $750,000 (the “Convertible Loan”).

        The Convertible Loan carried interest at 8.0% per annum and together with any accrued interest was convertible, at the election of the investors, into Preferred A Shares, nominal value NIS 0.01 each (“Preferred A Shares”), at a conversion price of $0.03 per share. The Convertible Loan was due and payable in September 2009.

        In June 2009, the investors agreed to extend the Convertible Loan payment date to June 30, 2010 (the “First Extension Period”). During the First Extension Period, the loan was non-convertible and did not bear any interest.

        The Board of Directors believes that it is in the best interest of the Company to extend the term of the Convertible Loan. On October 21, 2009 the Company’s Audit Committee and the Board of Directors resolved, subject to shareholder approval, to approve an amendment to the Convertible Loan Agreement, as follows:

—	the repayment date of the Convertible Loan principal and interest shall be further extended to August 31, 2011.

—	until repayment, the Convertible Loan shall continue to bear interest at 8% per annum, including retroactively during the First Extension Period.

—	until repayment, the Convertible Loan shall be convertible at the election of the investors, into Preferred A Shares, at $0.03 per Preferred A Share.

        In case the amendments to the Convertible Loan Agreement shall not be approved by the Company’s shareholders, the Convertible Loan shall become due and payable on June 30, 2010.

SHAREHOLDER APPROVAL

Reasons for Shareholder Approval

The Company is seeking shareholder approval of the \Convertible Loan Agreement because it is a transaction with a controlling shareholder. FFC-GP, by virtue of its management of the Fortissimo Entities (themselves controlling shareholders) and its affiliation with two of the Company’s directors, Mr. Yochai Hacohen and Mr. Eli Blatt, is deemed a controlling shareholder of the Company. Pursuant to the provisions of Section 275 of the Israeli Companies Law, shareholder approval is required for the amendment of the Convertible Loan Agreement.

VOTE REQUIRED

The affirmative vote of the holders of a majority of the shares present, or represented, entitled to vote and voting thereon at the Annual Meeting is required for the ratification and approval of the amendment of the Convertible Loan Agreement. Furthermore, under the Israeli Companies Law, the approval of such proposal requires that either: (i) such majority include at least one-third of the voting power of the disinterested shareholders who are present in person or by proxy and who vote on such proposal; or (ii) the total votes cast in opposition to the proposal by the disinterested shareholders does not exceed 1% of all the voting power in the Company. The Fortissimo Entities are shareholders with a Personal Interest in connection with this Proposal Three. Shareholders are requested to notify us whether or not they have “Personal Interest” in connection with Proposal Three (please see the definition of the term “Personal Interest” below). If any shareholder casting a vote in connection hereto does not notify us that he/she/it has a Personal Interest with respect to Proposal Three, their vote with respect to such proposal will be disqualified. For this purpose, “Personal Interest” is defined as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which means for this purpose a spouse, sibling, parent, grandparent, child or child of spouse or spouse of any of the above); and (ii) a personal interest of a body corporate in which a shareholder or any of his aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excluding a personal interest arising solely from the mere holding of shares in the Company or any body corporate.

        At the Meeting, the Board of Directors proposes that the following resolution be adopted:

        “RESOLVED, to ratify and approve an amendment to the Convertible Loan Agreement by and among Fortissimo and certain other lenders and the Company, entered into in April 2006, as described in the Proxy Statement.”

        Upon the receipt of a properly signed and dated proxy and unless otherwise instructed in the proxy, the persons named in the enclosed proxy will vote the shares represented thereby in accordance with the votes designated therein.

4.	INCREASE OF THE NUMBER OF AUTHORIZED ORDINARY SHARES

        The Company’s authorized share capital is currently 9,250,000 NIS, divided into 550,000,000 Ordinary Shares, 225,000,000 Preferred A Shares and 150,000,000 Preferred B Shares, nominal value NIS 0.01 each. The Board of Directors recommends increasing the number of the authorized Ordinary Shares to 1,500,000,000.

        The increase authorized share capital would allow the Company to meet its future business needs as they arise. These purposes could include, among other things, the sale of shares to raise additional capital, the purchase of property or assets, the acquisition of other companies, the use of shares for various equity compensation and other employee benefit plans and arrangements, the declaration of share splits or dividends, and other bona fide corporate purposes. At this time, the Company has no current plans to issue any of the additional shares to acquire any other company, property or assets.

        The additional authorized Ordinary Shares would have rights identical to the Company’s Ordinary Shares currently outstanding. Approval of the proposed increase in the number of authorized Ordinary Shares and any issuance of Ordinary Shares would not affect the rights of existing holders of the Company’s Ordinary Shares, except for the effects incidental to increasing the outstanding number of Ordinary Shares, such as dilution of earnings per share, if any, and voting rights of existing holders of Ordinary Shares.

        If authorized, the additional Ordinary Shares may be issued with approval of the Board of Directors but without further approval of shareholders, unless shareholder approval is required by applicable law, rule or regulation. Under the Company’s Articles of Association, ordinary shareholders do not have preemptive rights with respect to future issuances of Ordinary Shares. Thus, should the Board of Directors elect to issue additional Ordinary Shares, the Company’s existing shareholders will not have any preferential rights to purchase such shares and such issuance could have a dilutive effect on the voting power and percentage ownership of these shareholders. The issuance of additional Ordinary Shares could also have a dilutive effect on our earnings per share, if any.

VOTE REQUIRED

        The affirmative vote of the holders of 75% of the shares present, or represented, and voting thereon at the Annual Meeting is required for the approval of the increase in the authorized share capital and the corresponding amendment to the Company’s Articles of Association and Memorandum of Association.

        At the Meeting, the Board of Directors proposes that the following resolution be adopted:

        “RESOLVED, to increase the number of authorized ordinary shares of the Company, nominal value NIS 0.01 each (the “Ordinary Shares”) by 950,000,000 Ordinary Shares, so that the total authorized share capital of the Company shall be 18,750,000 NIS divided into: 1,500,000,000 Ordinary Shares, 225,000,000 Preferred A Shares and 150,000,000 Preferred B Shares nominal value NIS 0.01 each, and to amend the Company’s Amended and Restated Articles of Association and Memorandum of Association, accordingly.”

        Upon the receipt of a properly signed and dated proxy and unless otherwise instructed in the proxy, the persons named in the enclosed proxy will vote the shares represented thereby in accordance with the votes designated therein.

5.	INCREASE OF THE NUMBER OF OPTIONS AVAILABLE UNDER THE KEY EMPLOYEE SHARE INCENTIVE PLAN (1996)

        Under the Company’s Key Employee Share Incentive Plan (1996) (the “Key Employee Plan”) employees, directors, consultants and service providers of the Company may be offered an opportunity to acquire Ordinary Shares. As the existing option pool has nearly been depleted, the Board of Directors deems it advisable to amend the Key Employee Plan to increase the number of shares authorized under the plan as follows: (i) from 21,214,609 to 31,714,266 Ordinary Shares so that the total number of shares authorized under the Key Employee Plan is equal to 20% of the issued and outstanding shares of the Company (including preferred shares on an as converted basis), and (ii) if as a result of future dilutive issuances of shares of the Company, the total number of shares reserved under the Key Employee Plan and the Company’s United States Share Incentive Plan (2000), in the aggregate, falls below 15% of the then issued and outstanding shares of the Company (including preferred shares on an as converted basis), to authorize the Board of Directors to further increase the number of shares available under the Key Employee Plan to equal 15% of the then issued and outstanding shares of the Company (including preferred shares on an as converted basis) without the need for further shareholder approval.

        The Board of Directors believes that the increase is advisable to give the Company the flexibility needed to attract, retain and motivate employees, directors and consultants.

        At the Meeting, the Board of Directors proposes that the following resolution be adopted:

        “RESOLVED, to ratify and approve an increase in the number of shares available for issuance under the Company’s Key Employee Share Incentive Plan (1996), as described in the Proxy Statement.”

        Upon the receipt of a properly signed and dated proxy and unless otherwise instructed in the proxy, the persons named in the enclosed proxy will vote the shares represented thereby in accordance with the votes designated therein.

6.	REAPPOINTMENT OF INDEPENDENT AUDITORS

        The Board of Directors recommends that the shareholders reappoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young International, Ltd., as the independent auditors of the Company, for the year ending December 31, 2009 and for such additional period until the next annual general meeting of shareholders.

        The Company’s consolidated financial statements at December 31, 2008 have been audited by Kost Forer Gabbay & Kasierer.

        The following table presents the aggregate fees for professional audit services and other services rendered by the Company’s independent auditors, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, in 2007 and 2008.

	Year Ended December 31,
	2007	2008

Audit Fees	$62,000	$41,000
Audit Related Fees	27,000	15,000
Tax Fees	-	7,000
All Other Fees	5,000	-

	$94,000	$63,000

Audit Fees

        Audit Fees consist of fees billed for the audit of the Company’s annual consolidated financial statements included in the Company’s Annual Report on Form 20-F for years 2007 forwards.

Audit Related Fees

        Audit Related Fees include fees billed for other audit services, which are those services that only the external auditor reasonably can provide, and include the review of documents filed with the SEC.

Pre-Approval Policy

        The Audit Committee is required to approve in advance any audit or permissible non-audit services performed by the Company’s independent auditors, the fees to be paid for those services and the time period over which those services are to be provided. On an annual basis, the independent auditors present a listing of all services they expect to perform for the Company in the ensuing one-year period, including fee estimates, in sufficient detail to enable the Audit Committee to perform an independence review of each proposed service. The pre-approval policies and procedures established by the Audit Committee require that the Audit Committee meet with the independent auditor and financial management prior to the audit to review planning and staffing, the scope of the proposed audit for the current year, the audit procedures to be utilized, and the proposed fees. With respect to any additional services proposed to be performed by the independent auditors during the year, management will evaluate the impact on the independent accountant’s independence and obtain Audit Committee approval for such service. During 2007 and 2008, 100% of the audit, audit-related and tax fees were pre-approved by the Audit Committee.

        At the Meeting, the Board of Directors proposes that the following resolution be adopted:

        “RESOLVED, to reappoint Kost, Forer, Gabbay, and Kasierer, a member of Ernst & Young International Ltd., as the Company’s Independent Auditors of the Company for the year ending December 31, 2009 and for such additional period until the next annual general meeting of shareholders.”

        Upon the receipt of a properly signed and dated proxy and unless otherwise instructed in the proxy, the persons named in the enclosed proxy will vote the shares represented thereby in accordance with the votes designated therein.

7.	RECEIPT OF AUDITOR’S REPORT AND FINANCIAL STATEMENTS

        At the Meeting the shareholders shall receive and consider the Auditor’s Report and the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2008. The Company’s Audited Consolidated Financial Statements are attached hereto, were filed by the Company under Form 20-F with the US Securities and Exchange Commission on June 30, 2009 and appear on its website: www.sec.gov.

8.	OTHER BUSINESS

        The Meeting is called for the purposes set forth in the Notice accompanying this Proxy Statement. As of the date of the Notice, the Board of Directors knows of no business which will be presented for consideration at the Meeting other than the foregoing matters. If other matters not now known properly come before the Meeting, however, it is intended that the persons named as proxies or their substitutes will vote the shares in accordance with their best judgment with respect to such matters.

By Order of the Board of Directors,

Jaron Lotan
Chairman of the Board of Directors

October 2009

RADVIEW SOFTWARE, LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2008

IN U.S. DOLLARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
RadView Software Ltd.

        We have audited the accompanying consolidated balance sheets of RadView Software Ltd. and its subsidiaries (the “Company”) as of December 31, 2007 and 2008 and the related consolidated statements of operations, shareholders’ deficit and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of RadView Software Ltd. and its subsidiaries as of December 31, 2007 and 2008 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
June 30, 2009	A Member of Ernst & Young Global

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

		December 31,
	Note	2007	2008

ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$880	$243
Restricted cash		26	26
Accounts receivable (net of allowance for doubtful accounts of $ 46 as
of December 31, 2007 and $89 as of December 31, 2008)		651	372
Prepaid expenses and other current assets	3	204	289

Total current assets		1,761	930

LONG-TERM INVESTMENTS:
Operating lease deposit		40	40
Severance pay funds		292	172

Total long-term investments		332	212

PROPERTY AND EQUIPMENT, NET	4	68	35

DEFERRED FINANCING COSTS RELATED TO CONVERTIBLE LOAN		18	4

Total assets		$2,179	$1,181

The accompanying notes are an integral part of these consolidated financial statements.

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

		December 31,
	Note	2007	2008

LIABILITIES AND SHAREHOLDERS' DEFICIENCY
CURRENT LIABILITIES:

Accounts payable		$284	$261
Accrued expenses	5	2,147	1,605
Deferred revenues		1,140	850
Convertible loan	7f	-	593

Total current liabilities		3,571	3,309

CONVERTIBLE LOAN	7f	344	-

ACCRUED SEVERANCE PAY		371	240

COMMITMENTS AND CONTINGENT LIABILITIES	6

SHAREHOLDERS' DEFICIT:	7
Ordinary shares, NIS 0.01 par value -
Authorized: 550,000,000 shares as of December 31, 2007 and December
31, 2008; Issued: 77,038,662 shares as of December 31, 2007 and
December 31, 2008; Outstanding: 76,904,662 shares as of December
31, 2007 and 2008.		188	188
Preferred A shares, NIS 0.01 par value -
Authorized: 225,000,000 shares as of December 31, 2007 and
December 31, 2008; Issued and outstanding: 81,666,668 shares as of
December 31, 2007 and December 31, 2008;		191	191
Preferred B shares, NIS 0.01 par value -
Authorized: 150,000,000 shares as of December 31, 2007 and
December 31, 2008; Issued: None as of December 31, 2007 and
December 31, 2008		-	-
Treasury shares, at cost: 134,000 shares as of December 31, 2007 and
December 31, 2008		(100)	(100)
Additional paid-in capital		64,835	64,930
Accumulated deficit		(67,221)	(67,577)

Total shareholders' deficit		(2,107)	(2,368)

Total liabilities and shareholders' deficit		$2,179	$1,181

The accompanying notes are an integral part of these consolidated financial statements.

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

		Year Ended December 31,
	Note	2006	2007	2008

Revenues:	12
Software licenses		$1,757	$1,225	$1,687
Services and maintenance		2,526	1,895	1,754

Total revenues		4,283	3,120	3,441

Cost of revenues:
Software licenses		80	26	89
Services and maintenance		133	66	55

Total cost of revenues		213	92	144

Gross profit		4,070	3,028	3,297

Operating expenses:
Research and development, net	8	1,512	1,890	1,231
Sales and marketing		2,475	2,687	1,057
General and administrative		1,671	1,729	1,105

Total operating expenses		5,658	6,306	3,393

Operating loss		(1,588)	(3,278)	(96)
Financial expenses, net	9	(210)	(358)	(337)
Income tax (benefit)	10	-	331	(77)

Net loss		$(1,798)	$(3,967)	$(356)

Deemed dividend on Preferred A shares and exercise of
additional investment rights during the year		$(882)	$(850)	$-

Net loss attributed to Ordinary shares		$(2,680)	$(4,817)	$(356)

Basic and diluted net loss per Ordinary share		$(0.13)	$(0.08)	$(0.01)

Weighted average number of shares used in computing basic
and diluted net loss per Ordinary share (in thousands)		20,526	60,488	76,905

The accompanying notes are an integral part of these consolidated financial statements.

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

STATEMENTS OF SHAREHOLDERS' DEFICIT

U.S. dollars in thousands (except share data)

	Preferred A shares		Ordinary shares		Treasury shares		Additional paid-in capital	Accumulated deficit	Total shareholders deficit
	Number of shares	Value	Number of shares	Value	Number of shares	Value

Balance, January 1, 2006	-	$-	20,659,682	$51	134,000	$(100)	$56,981	$(59,313)	$(2,381)

Stock-based compensation	-	-	-	-	-	-	128	-	128
Proceeds from private placement of Preferred A
shares and warrants, net of issuance costs
of $ 188	48,333,334	112	-	-	-	-	1,900	-	2,012
Deemed dividend on convertible Preferred shares
and an exercise of additional investment rights
during the year	-	-	-	-	-	-	882	(882)	-
Net loss	-	-	-	-	-	-	-	(1,798)	(1,798)

Balance, December 31, 2006	48,333,334	112	20,659,682	51	134,000	(100)	59,891	(61,993)	(2,039)

Proceeds from exercise of additional investment
rights	33,333,334	79	-	-	-	-	921	-	1,000
Proceeds from private placement of Ordinary
shares and warrants, net of issuance costs
of $ 203	-	-	56,378,980	137	-	-	3,042	-	3,179
Stock-based compensation	-	-	-	-	-	-	131	-	131
Deemed dividend on exercise of additional
investment rights during the year	-	-	-	-	-	-	850	(850)	-
Cumulative effect of FIN 48 adoption	-	-	-	-	-	-	-	(411)	(411)
Net loss	-	-	-	-	-	-	-	(3,967)	(3,967)

Balance, December 31, 2007	81,666,668	191	77,038,662	188	134,000	(100)	64,835	(67,221)	(2,107)

Stock-based compensation	-	-	-	-	-	-	95	-	95
Net loss	-	-	-	-	-	-	-	(356)	(356)

Balance, December 31, 2008	81,666,668	$191	77,038,662	$188	134,000	$(100)	$64,930	$(67,577)	$(2,368)

The accompanying notes are an integral part of these consolidated financial statements.

RADVIEW SOFTWARE LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year Ended December 31,
	2006	2007	2008

Cash flows from operating activities:
Net loss	$(1,798)	$(3,967)	$(356)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation	82	81	43
Stock-based compensation	128	131	95
Amortization of debt discount, long-term convertible loan
discount and deferred financing costs	94	262	263
Accrued interest of loan-term convertible loan	38	59	61
Severance pay, net	(63)	(54)	(11)
Decrease (increase) in accounts receivable	269	(241)	279
Increase in prepaid expenses and other current assets	(47)	(38)	(85)
Decrease in accounts payable	(142)	(144)	(23)
Increase (decrease) in accrued expenses	125	380	(603)
Increase (decrease) in deferred revenue	(574)	55	(290)

Net cash used in operating activities	(1,888)	(3,476)	(627)

Cash Flows from investing activities:
Purchases of property and equipment	(40)	(47)	(10)
Restricted cash	19	(5)	-

Net cash used in investing activities	(21)	(52)	(10)

Cash flows from financing activities:
Repayments under revolving line of credit	(70)	-	-
Proceeds from private placements of Ordinary shares and
warrants, net	-	3,179	-
Proceeds from private placement of convertible loan, Preferred
A shares and warrants, net	2,042	-	-
Proceeds from exercise of additional investment rights	-	1,000	-

Net cash provided by financing activities	1,972	4,179	-

Increase (decrease) in cash and cash equivalents	63	651	(637)
Cash and cash equivalents at the beginning of the year	166	229	880

Cash and cash equivalents at the end of the year	$229	$880	$243

Cash paid during the year for interest and taxes	$16	$17	$-

The accompanying notes are an integral part of these consolidated financial statements.

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:	–	OPERATIONS

RadView Software Ltd. (“the Company”) develops, markets and supports software that enables organizations to verify the scalability, efficiency and reliability of web applications, and facilitates their rapid development.

The Company has four wholly-owned subsidiaries in the United States, United Kingdom, Germany and Sweden. To date the British, Swedish and German subsidiaries are inactive.

The Company incurred net losses of approximately $ 1.8 million in 2006, approximately $ 4 million in 2007 and approximately $ 0.4 million in 2008, and had an accumulated deficit of approximately $ 67.6 million as of December 31, 2008. The Company has funded these losses principally from equity and debt financing proceeds including an initial public offering in August 2000, private placements in March 2005, August 2006 and during 2007, as well as proceeds from technology license arrangement.

The Company believes that it will have sufficient liquidity in order to maintain is current operations, at least for the next twelve months. The Company based its assessment on the expected collections from sales and based on a commitment from its controlling shareholder to support the Company by providing financing to allow the coverage of any budget deficit through the second quarter of 2010 up to an amount of $ 500 thousand. In case that the above will not result in sufficient liquidity resources the Company is also committed to take measures to reduce its operating costs in order to support its operations at least through December 31, 2009. Therefore, these financial statements do not include any adjustments that may be required should the Company will not be able to continue as a going concern.

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES

The Company’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles. The significant accounting policies followed in the preparation of the consolidated financial statements, applied on a consistent basis, are as follows:

a.	Use of estimates:

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

b.	Financial statements in U.S. dollars:

A substantially portion of the Company’s revenues are in U.S. dollars. The Company’s management believes that the U.S. dollar is the currency of the primary economic environment in which the Company and its subsidiaries operate. Thus, the functional and reporting currency of the Company is the U.S. dollar.

Accordingly, monetary accounts maintained in currencies other than the dollar are re-measured into dollars in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 52, “Foreign Currency Translation”. Changes in currency exchange rates between the Company’s functional currency and the currency in which a transaction is denominated are included in the Company’s results of operations as financial income (expense) in the period in which the currency exchange rates change.

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

All exchange gains and losses from the above-mentioned remeasurement are reflected in the statements of operations and were not material for all periods presented. The representative rate of exchange was U.S.$ 1.00 = NIS 4.225 at December 31, 2006, NIS 3.846 at December 31, 2007 and NIS 3.802 at December 31, 2008.

c.	Principles of consolidation:

The consolidated financial statements include the accounts of RadView Software Ltd. and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation.

d.	Cash equivalents and restricted cash:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less. Restricted cash is invested in a short-term bank deposit, which is used as security for Company’s guarantee for leased facilities. The deposit is in NIS and bears interest at an average rate of 3%.

e.	Allowance for doubtful accounts:

The Company provides an allowance for doubtful accounts against its accounts receivable. The reserve is computed for specific accounts, the collectability of which is doubtful based upon the Company’s experience. A summary of the allowance for doubtful accounts is as follows:

	Year ended December 31,
	2006	2007	2008
	U.S. dollars in thousands

Balance at the beginning of year	$56	$46	$46
Provision	-	-	$43
Write-offs	(10)	-	-

Balance at the end of year	$46	$46	$89

f.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful life of the assets as follows:

Estimated useful life
(In years)

Computers and equipment	3
Office furniture and equipment	3 to 6
Leasehold improvements	Over the shorter of the
term of the lease or the
life of the asset

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.	Impairment of long-lived assets:

The Company’s long-lived assets are reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During 2006, 2007 and 2008, no impairment losses have been identified.

h.	Severance pay:

In accordance with Israel’s Severance Pay Law, the Company is required to make severance payments to Israeli employees upon their termination of employment. The amount of such severance payments is based on the most recent monthly salary multiplied by the number of years of employment as of the balance sheet date. The Company has accrued for the estimated total cost of severance pay as computed as of the balance sheet date. Severance expense totaled $ 116,000 in 2006, $ 62,000 in 2007 and $ 100,000 in 2008.

The Company has partially funded its severance pay obligations by monthly deposits for insurance policies. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel’s Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies and is presented as an asset in the consolidated balance sheets.

i.	Revenue recognition:

The Company generates revenues mainly from licensing the rights to use its software products. The Company also generates revenues from support and maintenance services and, to a lesser extent,from training . The Company sells its products primarily through its direct sales force and, to a lesser extent, through resellers and distributors considered as end-users.

The Company recognizes revenue in accordance with Statement of Position (“SOP”) 97-2, Software Revenue Recognition, and SOP 98-9, “Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions”. Under SOP 97-2, revenues from software product licenses are recognized upon delivery of the software provided there is persuasive evidence of an agreement, the fee is fixed or determinable and collection of the related receivable is probable and no further obligations exist. Revenues under multiple-element arrangements, which may include software licenses, support and maintenance and training, are allocated to each element based on their respective fair values based on vendor-specific objective evidence. This objective evidence represents the price of products and services when sold separately. When vendor-specific objective evidence of fair value exists for undelivered elements but does not exist for delivered elements of a software arrangement, the Company uses the residual method for recognition of revenues, when all other revenue recognition criteria are met.

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Under the residual method, the Company defers revenues related to the undelivered elements based on their vendor specific objective evidence of fair value and recognizes the remaining arrangement fee for the delivered elements. When vendor-specific objective evidence of fair value for undelivered elements does not exist, and the only undelivered element is services, revenues from the entire arrangement are recognized over the term of the service agreement.

Revenues from time-based licenses, support and maintenance agreements are recognized ratably over the term-of the time-based license or maintenance period, which is typically one year. Revenues from training are recognized as the services are performed.

The Company generally does not grant a right of return to its customers. When a right of return exists, revenue is deferred until the right of return expires, at which time revenue is recognized provided that all other revenue recognition criteria are met.

Revenue is recognized for software licenses sold to resellers or distributors at the time of delivery, provided that all revenue recognition criteria set forth in SOP 97-2 are fulfilled.

Amounts collected or billed prior to satisfying the above revenue recognition criteria are reflected as deferred revenue. Deferred revenue primarily represents deferred maintenance revenue.

j.	Research and development costs:

The Company has evaluated the establishment of technological feasibility of its products in accordance with SFAS No. 86, “Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed”. The Company sells products in a market that is subject to rapid technological change, new product development and changing customer needs. Accordingly, the Company has concluded that technological feasibility is not established until the development stage of the product is nearly complete. The Company defines technological feasibility as the completion of a working model. The time period during which costs could be capitalized from the point of reaching technological feasibility until the time of general product release is very short. Consequently, the amounts that could be capitalized are not material to the Company’s financial position or results of operations. Therefore, the Company has charged all such costs to research and development expense in the period incurred.

k.	Advertising expenses:

Advertising expenses are charged to the consolidated statements of operations as they are incurred. Advertising expenses totaled $ 290,000 in 2006, $ 94,000 in 2007 and $ 30,000 in 2008.

l.	Royalty – bearing grants:

Royalty – bearing grants from the Government of Israel for funding approved research and development projects are recognized at the time the Company is entitled to such grants on the basis of the research and development costs incurred. Such grants are included as a reduction in research and development costs.

Research and development grants received or accrued by the Company in 2006, 2007 and 2008, accumulated to approximately $0, $ 388,000 and $ 192,000, respectively.

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

m.	Income taxes:

1.	The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes”. SFAS No. 109 prescribes the use of the liability method whereby deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to be reversed. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

2.	On January 1, 2007, the Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109” (FIN 48). FIN 48 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS No. 109. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. The Company accrues interest and penalties related to unrecognized tax benefits in its provision for income tax.

n.	Stock-based compensation:

The Company accounts for stock-based compensation in accordance with SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123(R)”). SFAS No. 123(R) requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s consolidated income statements.

The Company recognizes compensation expenses for the value of its awards granted based on the straight line method over the requisite service period of each of the awards, net of estimated forfeitures. SFAS No. 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

SFAS No. 123(R) requires the cash flows resulting from the tax deductions in excess of the compensation costs recognized for those stock options to be classified as financing cash flows.

The Company selected the Black-Scholes-Merton option pricing model as the most appropriate fair value method for its stock-options awards and values restricted stock based on the market value of the underlying shares at the date of grant. The option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term.

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The computation of expected volatility is based on realized historical stock price volatility of the Company. The interest rate for period within the contractual life of the award is based on the U.S. Treasury yield curve in effect at the time of grant. The Company has historically not paid dividends and has no foreseeable plans to pay dividends. The options expected life represent the period the Company’s stock options expected to be outstanding and was determined based on the Simplified Method permitted by SAB 107 and extended by SAB 110 by the average of the vesting period and the contractual term. The Company currently using the Simplified Method as there no adequate historical experience available to provide other reasonable estimate. The company adopted SAB 110 effective January 1, 2008 and will continue to apply the Simplified Method since there is not enough historical experience of exercises at least for three years to provide reasonable estimate of the expected term for stock options grants.

The fair value for options granted in 2006, 2007 and 2008 is estimated at the date of grant using a Black-Scholes-Merton options pricing model with the following weighted average assumptions:

	Year ended December 31,
	2006	2007	2008

Expected life of option	4 years	4 years	4 years
Dividend yield	0%	0%	0%
Expected volatility	109%	109%	109%
Risk-free interest rate	4.72%	4.74%	4.74%

Share based payments are expensed on a straight-line basis.

o.	Fair value of financial instruments:

The carrying amounts of our financial instruments, including cash and cash equivalents, restricted cash, deposits, accounts receivable, accounts payable and accrued liabilities, approximate fair value because of their generally short maturities.

Effective January 1, 2008, the Company adopted SFAS 157, “Fair Value Measurements”and, effective October 10, 2008, adopted FSP No. SFAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active”, except as it applies to the nonfinancial assets and nonfinancial liabilities subject to FSP 157-2. SFAS 157 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, SFAS 157 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1	–	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	–	Includes other inputs that are directly or indirectly observable in the marketplace.
Level 3	–	Unobservable inputs which are supported by little or no market activity and significant to the overall fair value measurement.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

p.	Basic and diluted net loss per share:

The Company applies the two class method as required by EITF No. 03-6, “Participating Securities and the Two-Class Method under FASB Statement No. 128” (“EITF No. 03-6”). EITF No. 03-6 requires the loss per share for each class of shares (Ordinary and Preferred shares) to be calculated assuming 100% of the Company’s earnings are distributed as dividends to each class of shares based on their contractual rights. Basic net losses per share are computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net losses per share is computed based on the weighted-average number of Ordinary shares outstanding during the period, plus dilutive potential shares considered outstanding during the period, in accordance with Statement of Financial Standard No. 128, “Earnings Per Share”.

The calculation of diluted net loss per share excludes outstanding stock options, warrants and additional investment rights held by certain investors because their inclusion would be antidilutive, as set forth in the following table.

	Year ended December 31,
	2006	2007	2008
	Number of shares in thousands

Stock options	6,596	11,138	10,661
Warrants	1,333	1,333	1,333
Additional investment rights	51,667	75,000	75,000
Warrants held by Comerica Bank	353	353	353
Warrants held by an investor	36,250	100,715	100,715

q.	Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, deposit, restricted cash, and accounts receivables.

Cash and cash equivalents, deposit and restricted cash are invested mainly in U.S. dollars with major banks in Israel and the United States. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Generally, these deposits may be redeemed upon demand and, therefore, bear minimal risk.

Accounts receivable are derived from sales to customers located in the United States, Europe, Israel and APAC. The Company performs on-going credit evaluations of its customers and to date has not experienced any material losses. An allowance for doubtful accounts is maintained with respect to those amounts that the Company has determined to be doubtful of collection.

The Company has no significant off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

In 2006, one customer represented 12% of total 2006 revenues. There were no major customers in 2007 or 2008.

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

r.	Impact of recently issued accounting standards:

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS 141R”). SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non controlling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141R is effective for fiscal years beginning after December 15, 2008. Earlier adoption is prohibited. The impact of SFAS 141R on the Company’s consolidated results of operations and financial condition will depend on the nature and size of acquisitions, if any, subsequent to the effective date.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51". SFAS No. 160 establishes accounting and reporting standards that require that the ownership interests in subsidiaries held by parties other than the parent be clearly identified, labeled, and presented in the consolidated statement of financial position within equity, but separate from the parent’s equity; the amount of consolidated net income attributable to the parent and to the noncontrolling interest be clearly identified and presented on the face of the consolidated statement of income; and changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary be accounted for consistently. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS No. 160 on its consolidated financial statement.

In February 2008, the FASB issued FSP No. FAS 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13", and FSP No. FAS 157-2, “Effective Date of FASB Statement No. 157". Collectively, the Staff Positions defer the effective date of Statement 157 to fiscal years beginning after November 15, 2008 for nonfinancial assets and nonfinancial liabilities except for items that are recognized or disclosed at fair value on a recurring basis at least annually, and amend the scope of Statement 157. As described in Note 4, the Company adopted Statement 157 and the related FASB staff positions except for those items specifically deferred under FSP No. FAS 157-2.

In June 2008, the FASB issued EITF No. 07-5 “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock” (“EITF 07-5”). EITF 07-5 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early application is not permitted. Paragraph 11(a) of SFAS No. 133 specifies that a contract that would otherwise meet the definition of a derivative but is both (a) indexed to the Company’s own stock and (b) classified in shareholders’ equity in the statement of financial position would not be considered a derivative financial instrument. EITF 07-5 provides a new two-step model to be applied in determining whether a financial instrument or an embedded feature is indexed to an issuer’s own stock and thus able to qualify for the SFAS 133 paragraph 11(a) scope exception. The Company believes adopting this statement will have no material impact on the consolidated financial statements.

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Effective December 31, 2008, the Company adopted FASB Staff Position (FSP) APB 14-1. “Accounting for Convertible debt Instruments that may be settled in cash upon conversion”. FSP APB 14-1 specifies that issuers of such instruments should separately account for the liability and equity components in a manner that will reflect the entity’s nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. This FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Therefore this part of the standard will not be effective for the Company until our fiscal year ended December 31, 2009, unless the Company elects early adoption. The Company is currently evaluating the potential impact, if any, of the adoption of FSP APB 14-1 on its consolidated financial statement.

NOTE 3:	–	PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31
	2007	2008
	U.S. dollars in thousands

Government authorities	$77	$205
Prepaid expenses	50	43
Other receivables	77	41

	$204	$289

NOTE 4:	–	PROPERTY AND EQUIPMENT, NET

	December 31
	2007	2008
	U.S. dollars in thousands

Computers and equipment	$3,673	$3,683
Office furniture and equipment	222	222
Leasehold improvements	202	202

	4,097	4,107
Less - accumulated depreciation	4,029	4,072

	$68	$35

Depreciation expenses were $ 82,000 in 2006, $ 81,000 in 2007 and $ 43,000 in 2008.

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:	–	ACCRUED EXPENSES

	December 31
	2007	2008
	U.S. dollars in thousands

Employee compensation and related accruals	$602	$326
Professional fees	132	157
Government authorities	940	754
Accrued interest on convertible loan	97	158
Royalties related to sales	32	96
Other accrued expenses	344	114

	$2,147	$1,605

NOTE 6:	–	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease obligations

The Company operates primarily from leased facilities. Lease agreements expire through July 2009 and December, 2010. Annual minimum future rental payments due under the lease agreements as of December 31, 2008 are approximately as follows:

Amount

For the year ending December 31,

2009	$59,000
2010	59,000

$118,000

Rent expense, net of sublease income was $ 204,000 in 2006, $ 182,000 in 2007 and $ 110,000 in 2008.

b.	Royalties

1.	In May 2005, the Company entered into a distribution agreement with another third party to re-brand, market and distribute certain software products of a third party also under the Company’s private label name of WebLOAD Analyzer. The Company is required to pay royalties to the third party based on the Company’s selling price for end-user revenues from the WebLOAD Analyzer product.

Royalties incurred in connection with these royalty arrangements totaled, $ 28,000 in 2006 and $ 18,000 in 2007, and have been classified as cost of license revenues. No royalties incurred in 2008.

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:	–	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

2.	The Company participated in programs sponsored by the Israeli Government for the support of research and development activities. The Company is obligated to pay royalties to the Office of the Chief Scientist of Israel’s Ministry of Industry, Trade and Labor (“the OCS”) amounting to 3%-4.5% of the sales of the products and other related revenues generated from such activities sponsored, up to 100% of the grants received, linked to the U.S. dollar and bear interest at the rate of LIBOR (as of December 31, 2008 – 2.19%). Total amount of grants received or accrued, net of royalties paid or accrued, as of December 31, 2008, is approximately $ 580,000.

3.	As of December 31, 2007 and 2008, the Company has an outstanding contingent obligation to pay royalties in the amount of approximately $ 31,000 and $ 96,000, respectively, in respect of these grants.

NOTE 7:	–	SHAREHOLDERS’ DEFICIT

a.	Authorized Ordinary share capital:

Ordinary shares confer upon their holders voting rights, the right to receive dividends or bonus shares, if declared, and the right to share in the excess assets upon liquidation of the Company after the Preferred A and B shares.

b.	Authorized Preferred shares:

Preferred shares confer upon their holders voting rights on an as-converted basis with Ordinary shares on all matters presented at a general meeting of shareholders, a right to nominate a majority of the members of the board of directors, priority preference upon liquidation; and protective rights over significant corporate actions, such as approval of mergers and acquisitions, voluntary liquidation or dissolution, declaration of dividends, amendments to the articles of association, sale or transfer of assets, and issuance of securities with equal or superior rights.

c.	Treasury shares:

As of December 31, 2008, the Company holds 134,000 of its Ordinary shares as treasury shares at an aggregate cost of approximately $ 100,000. Although such shares are legally considered outstanding, the Company has no dividend or voting rights associated with its treasury shares.

d.	Dividends

The Company has never paid cash dividends to shareholders.

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7:	–	SHAREHOLDERS’ DEFICIT (Cont.)

e.	Private placement 2004:

In March 2004, the Company completed a private placement (the “Private Placement”) of its Ordinary shares, additional investment rights to purchase Ordinary shares (the “Additional Investment Rights”) and four series of warrants to purchase Ordinary shares (the “Warrants”) pursuant to a securities purchase agreement (the “Purchase Agreement”) between the Company and certain purchasers named therein (the “Purchasers”), in reliance on an exemption under Section 4(2) of the Securities Act of 1933, as amended, and Regulation D promulgated thereunder.

In connection with the Private Placement from March 2004, the Company issued to the Purchasers Additional Investment Rights to purchase additional Ordinary shares, exercisable until June 17, 2005. There were no exercises of Additional Investment Rights.

The Company also issued to the Purchasers four series of Warrants of which the following series of warrants are outstanding as of December 31, 2008 (in September 2006, series B and D warrants expired):

Series	Term	Exercise price	Number of Ordinary shares

Series A warrants	Four and a half years	$0.98	1,000,000

Series C warrants	Four and a half years	$0.98	333,332

			1,333,332

The Warrants were initially exercisable for the number of shares indicated above, subject to anti-dilution adjustments and, with respect to the Series C warrants, subject to the conditions indicated below. The Series A warrants became exercisable beginning September 11, 2004 for a term as noted in the table above. One half of the Series C warrants became exercisable on September 20, 2004, the date the Company’s Ordinary shares were delisted from the Nasdaq SmallCap Market. Because the Additional Investment Rights were not exercised before the delisting event, the other one-half of the Series C warrants are not exercisable.

Pursuant to an evaluation of the terms of the Purchase Agreement under the provisions of EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock”, the Company has classified all the above derivative financial instruments issued in connection with the private placement as equity.

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7:	–	SHAREHOLDERS’ DEFICIT (Cont.)

f.	Private placement 2006:

On April 4, 2006, the Company signed definitive agreements for financing with an external investor on behalf of several limited partnerships in which it serves as general partner and other potential co-investors including one of the Company’s directors and two existing shareholders (the “Investors”). On August 18, 2006, the Company’s shareholders approved the abovementioned agreement and the Company closed the financing, receiving $ 1.5 million to purchase in consideration for 25,000,000 convertible Preferred A shares (the “Preferred shares”), and a convertible loan. The convertible loan bears interest at 8.0% per annum. The convertible loan plus any accrued interest thereon is convertible into Preferred shares at a conversion price of $ 0.03 per share, at the election of the Investors. The convertible loan matures three years from the closing date and, if not converted by such date, would become due and payable 30 days thereafter. The convertible loan is secured by a fixed charge on the Company’s accounts receivable and intellectual property and a floating charge on all of its assets.

The Private Placement also provides additional investment rights, at the option of the Investors, to invest up to an additional $ 2.25 million of Preferred A shares at a price of $ 0.03 per share for a period of 18 months after the closing of the initial investment (“Additional Iinvestment Rights”). Each Preferred A share is convertible into one of the Company’s Ordinary shares, subject to adjustment for anti-dilution events. Each Preferred A share receives the same voting rights as Ordinary shares, except that the Preferred shares are entitled to elect the majority of the Company’s board of directors and have approval rights over specified actions. Each Preferred share is entitled to a preference in liquidation over Ordinary shares. The Investors also received warrants to purchase 18,750,000 Preferred B shares with respect to the initial investment and would receive warrants for up to 56,250,000 Preferred B shares with respect to the exercise of Additional Investment Rights, each at an exercise price of $ 0.04 per share for a period of five years from date of issuance.

The consideration of $ 1.5 million from the initial investment was allocated based on the relative fair value of the convertible Preferred A shares, convertible loan, the warrants and the Additional Investment Right in accordance with APB 14, “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants”. The total amount of the discount on the convertible loan and the beneficial conversion feature calculated based on the guidance in EITF 98-5, “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios” and EITF 00-27 “Application of Issue No. 98-5 to Certain Convertible Instruments”amounting to $ 750,000, is amortized as interest expenses over the term of the convertible loan. At December 31, 2008, the unamortized balance on the discount on convertible loan was $ 157,000. The Company also calculated the beneficial conversion feature on the Preferred A issued in accordance with EITF 98-5 and EITF 00-27 and recorded $ 212,000 as a deemed dividend.

In November and December 2006, the investors exercised Additional Investment Rights pursuant to the Share Purchase Agreement dated April 4, 2006, described above, in the Company in the amount of $ 700,000. The additional investment was pursuant to the Share Purchase Agreement dated April 4, 2006, described above. In consideration of the additional investment, the Company issued to the Investors a total of 23,333,334 Preferred A shares and Warrants to purchase 17,500,000 Preferred B shares.

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7:	–	SHAREHOLDERS’ DEFICIT (Cont.)

The Company calculated the deemed distribution on the Preferred shares resulted from the exercise of the Additional Investment Rights and the issuance of the warrants in 2006 in accordance with the guidance of EITF 98-5 and EITF 00-27 and recorded an additional amount of $ 670,000 as a deemed dividend.

In February 8, 2007 and March 20, 2007, the Investors exercised Additional Investment Rights pursuant to the Share Purchase Agreement dated April 4, 2006, described above, in a total amount of $ 1,000,000. The additional investments were made pursuant to the Share Purchase Agreement entered into by the parties on April 4, 2006, described above. In consideration of the additional investments, the Company issued to the investor a total of 33,333,334 Preferred A shares and Warrants to purchase 25,000,000 Preferred B shares.

The Company calculated the deemed distribution on the Preferred shares resulting from the additional right and the issuance of the warrants in accordance to the guidance of EITF 00-27 and recorded an additional amount of approximately $ 850,000 as a deemed dividend.

In December 2006, and in February and March 2007, respectively, three addendum to the Share Purchase Agreement dated April 4, 2006 were signed concurrently with the respective Additional Investment (and were approved by the Company’s general meeting in October 2007) according to which the Company would issue to the Investors for no further consideration a new option under each addendum that would provide the Investors upon the exercise of the Additional Investment Rights the right to acquire an identical amount of shares and warrants as were available to the Investors before each exercise (“Additional shares and warrants”).

The addendum also included the right of the Company, for a period of twelve months from the date of each new option was issued, to buy back any shares purchased on the respective exercise of the Additional Investment Rights at the same price at which such securities were acquired plus 8% interest per annum.

g.	Private placement 2007:

On March 29, 2007 and May 10, 2007, the Company issued in a private placement to investors in Israel in consideration of $ 1,974,420 and $ 1,408,319, respectively net of issuance expenses of $ 118,000 and $ 85,000, respectively 32,907,000 and 23,471,980, respectively of its Ordinary shares and warrants to purchase up to 23,034,400 and 16,430,386 Ordinary shares, respectively at an exercise price per share of $ 0.06. The warrants are exercisable for five years from the closing date of the private placements. According to the agreements, the investors do not have the right to receive payment for liquidated damages if a registration statement on form F-3 is not declared effective. As of December 31, 2008, none of the shares were registered.

Pursuant to an evaluation of the terms of the Purchase Agreement under the provisions of EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock”, the Company has classified all above derivative financial instruments issued in connection with the private placement as equity.

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7:	–	SHAREHOLDERS’ DEFICIT (Cont.)

h.	Employee share purchase plan:

In November 2002, the Company established an employee share purchase plan (the “ESPP”) which permits the eligible employees of the Company to purchase shares of the Company’s Ordinary shares at 85% of the closing market price on either the first day or the last day of the applicable three-month period, whichever is lower. Employees may participate in the ESPP through regular payroll deductions of up to 10% of their pre-tax gross salary. Subject to adjustment for stock splits, stock dividends and similar events, a maximum of 1,500,000 Ordinary shares may be issued under the ESPP. No Ordinary shares were issued in connection with the ESPP in 2006, 2007 and 2008 as no plan was available to employees during these years. As of December 31, 2008, there are 1,491,791 Ordinary shares available for future issuance under the ESPP.

i.	Stock option plans:

The Company has approved for issuance an aggregate of 25,239,849 Ordinary shares for the issuance of stock options under three stock option plans as follows:

—	21,214,609 Ordinary shares approved for issuance under a key employee share incentive plan (the “1996 Option Plan”) adopted in 1996 and amended in 2001 and 2003;

—	3,950,000 Ordinary shares approved for issuance under the United States Share Incentive Plan (the “2000 Option Plan”) adopted in 2000 and amended in 2001.

The 1996 Option Plan provides for the grant by the Company of option awards to officers and employees of the Company and its subsidiaries and to non-employees. The options granted under the 1996 Option Plan vest ratably over vesting periods ranging from three to five years of employment and expire 62 months from the date of issuance.

The 2000 Option Plan provides for the grant by the Company of option awards to officers and employees of its U.S. subsidiary. Options granted under the 2000 Option Plan vest ratably over three to four years of employment and expire 10 years from the date of issuance.

Under all option plans, any options that are cancelled or forfeited before expiration become available for future grants. As of December 31, 2008, there are 10,553,837 options available for future grant under the 1996 Option Plan and 2,520,953 under 2000 option plan

Revolving line of credit facility:

In connection with an old facility which was terminated in January 2006, the Company issued to the bank a warrant to purchase 352,941 of the Company’s Ordinary shares at an exercise price of $ 0.17 per share. The warrant is exercisable immediately and has a term of seven years. The warrants were classified as equity and also provides for piggyback registration rights. These warrants are not affected by the early termination of the revolving line of credit facility.

At the grant date, the fair value of the warrants was determined to be $ 52,000 using the Black-Scholes option-pricing model assuming a risk free interest of 3.9%, a volatility factor of 120%, dividend yield of 0% and contractual life of seven years.

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7:	–	SHAREHOLDERS’ DEFICIT (Cont.)

Transactions related to the Company’s stock option plans for each of the three years in the period ended December 31, 2008 are summarized as follows:

	Options outstanding	Weighted average exercise price per share	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding, January 1, 2006*)	3,032,880	$0.36	5.71	$-
Granted	5,613,333	$0.06
Forfeited, cancelled or expired	(2,050,612)	$0.36

Outstanding, January 31, 2007 *)	6,595,601	$0.11	5.01	$-
Granted (1)	9,865,039	$0.07
Forfeited, cancelled or expired	(5,322,195)	$0.06		$-

Outstanding, January 1, 2008 *)	11,138,445	$0.07	4.36
Granted	1,640,000	$0.06
Forfeited, cancelled or expired	(2,117,673)	$0.10		$-

Outstanding, December 31, 2008 *)	10,660,772	$0.07	3.47

Exercisable, December 31, 2006	1,028,417	$0.32		$-

Exercisable, December 31, 2007	2,465,331	$0.12

Exercisable, December 31, 2008	5,025,240	$0.07	3.31

*)	Includes 35,000 outstanding and exercisable options to consultants at a weighted average exercise price of $ 0.945 per share.

The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company’s stock price on December 31, 2008 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2008. These amount changes are based on the value of the Company’s stock. Total intrinsic value of options exercised for the year ended December 31, 2008 is zero.

(1)	During 2006, the Company granted to the Chairman of the Company’s board an option to purchase 455,000 Ordinary shares equivalent to 1% of the Company’s issued and outstanding Ordinary and Preferred shares on an as converted basis. In addition as a form of anti-dilution protection as the investors exercise their additional investment rights, if at all, to purchase up to an additional 75,000,000 convertible Preferred shares as provided in the Share Purchase Agreement dated April 4, 2006 (see f above), the Chairman of the Company’s board will be granted at each closing an additional option to purchase 1% of the incremental number of issued and outstanding Ordinary and Preferred shares (on an as converted basis) following each subsequent closing.

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7:	–	SHAREHOLDERS’ DEFICIT (Cont.)

During 2006 and 2007, pursuant to the exercise of the additional investment rights by the investor and pursuant to the anti-dilution provision described above, the Chairman of the Company’s board was granted an option for an additional 566,666 Ordinary shares. The exercise price of such additional options shall be equal to the then market price at the time of grant. The options shall vest as follows: 50% of the granted options shall vest over 6 months from their grant date and the remaining 50% shall vest on the first anniversary of their grant date provided that the Chairman of the Company’s board continues to serve as the Chairman of the board. A new vesting period began for each portion of options granted following exercise of the Additional Investment Rights.

In addition, the Chairman of the Company’s Board of Directors is entitled to an option to acquire 1% of the Company’s issued and outstanding Ordinary shares and Preferred shares (on an as-converted basis) as a bonus for 2007. The milestone was fulfilled in April 2007 and the Chairman was granted an option to acquire 1,350,994 Ordinary shares.

The Company granted its director and previous Chief Executive Officer option to purchase 4,750,000 Ordinary Shares, at an exercise price per share of the fair market price on the date of the grant. The options shall vest over a four year period in equal quarterly installments. The options shall be exercisable, in accordance with the terms of the stock options plan.

Stock-based compensation expenses included in the reported net loss totaled $ 128,000 in 2006, $ 131,000 in 2007 and $ 95,000 in 2008, as follows:

	Year ended December 31,
	2006	2007	2008

Research and development	$10,000	$14,000	$17,000
Selling and marketing	13,000	10,000	5,000
General and administrative	105,000	107,000	73,000

Total stock-based
compensation expense	$128,000	$131,000	$95,000

Additional information related to the Company’s stock-based compensation awards is presented below, along with the additional disclosures required by SFAS 123(R).

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7:	–	SHAREHOLDERS’ DEFICIT (Cont.)

The following table summarizes the weighted average fair value of options granted for each of the three years in the period ended December 31, 2008 at market price on date of grant:

For the Year Ended:

December 31, 2006:
Weighted average exercise price	$0.07
Weighted average fair value on grant date	$0.06

December 31, 2007:
Weighted average exercise price	$0.07
Weighted average fair value on grant date	$0.07

December 31, 2008:
Weighted average exercise price	$0.06
Weighted average fair value on grant date	$0.06

As of December 31, 2008, 5,025,240 options were vested and 5,633,032 options are expected to vest.

As of December 31, 2008, there was $ 412,000 of total unrecognized compensation cost related to unvested stock options. Unrecognized compensation cost is expected to be recognized over a weighted average period of 3.47 years. Average fair value of shares vested during the year ended December 31, 2008 was $ 0.069.

NOTE 8:	–	RESEARCH AND DEVELOPMENT, NET

	Year ended December 31,
	2006	2007	2008
	U.S. dollars in thousands

Research and development costs, net:

Salaries and social benefits	$936	$1,292	$951
Subcontractors and materials	37	209	2
Other expenses	539	777	470

	1,512	2,278	1,423
Less - participation of Government funds	-	(388)	(192)

	$1,512	$1,890	$1,231

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:	–	FINANCIAL EXPENSES, NET

	Year ended December 31,
	2006	2007	2008

Financial expenses :
Interest income	(4)	(54)	(5)
Interest expenses	$164	$342	$317
Foreign currency translation adjustments	50	70	25

	$210	$358	$337

NOTE 10:	–	TAXES ON INCOME

a.	Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

Results for tax purposes of RadView Software Ltd. are measured and reflected in accordance with the change in the Israeli Consumer Price Index (“CPI”). As described elsewhere, the Company’s consolidated financial statements are presented in U.S. dollars. The difference between the change in the Israeli CPI and the exchange rate between the U.S. dollar and the NIS causes a difference between taxable income or loss and the income or loss before taxes reflected in the consolidated financial statements. In accordance with SFAS No. 109, the Company has not provided deferred income taxes on this difference between the reporting currency and the tax bases of assets and liabilities.

Under the Income Tax (Inflationary Adjustments) Law, 1985 (“the Israeli law”), results for tax purposes in Israel are measured in real terms, in accordance with the changes in the Israeli Consumer Price Index (“Israeli CPI”). Accordingly, until 2007, results for tax purposes were measured in terms of earnings in NIS after certain adjustments for increases in the Israeli CPI. Beginning January 1, 2008, the Inflationary Adjustments Law was repealed and starting January 1, 2008 the financial results for tax purposes will be measured in nominal amounts.

b.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (“the Law”)

In 1998, the Company’s investment program totaling $ 66,000 was granted Approved Enterprise status under the Law. The Company elected to adopt the “Alternative Benefits” track This track entitles the Company to a benefit period of seven years on income derived from this program as follows: (a) a full income tax exemption for the first two years and (b) a reduced income tax rate of 25%, instead of the regular rate for the remaining five-year period. Depending on the level of non-Israel investments in the Company, the period for which the Company is entitled to a reduced tax rate of 25% can be extended to eight years. The period of the benefit is limited to 12 years from commencement of production or 14 years from the date of approval. As the Company has not yet reported any taxable income, the benefit period has not yet commenced.

The benefits from the Company’s approved enterprise programs are dependent upon the Company fulfilling the conditions stipulated by the Law for Encouragement of Capital Investments, 1959 and the regulations published under this law, as well as the specific criteria in the Company’s approved enterprise programs. If the Company does not comply with these conditions, the tax benefits may be canceled, and the Company may be required to refund the amount of the canceled benefits, with the addition of linkage differences and interest. As of the date of these financial statements, the Company believes it complies with these conditions.

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10:	–	TAXES ON INCOME (cont.)

If the Company distributes a cash dividend out of retained earnings which were tax exempt due to its approved enterprise status, the Company would have to pay a 25% corporate tax on the amount distributed, and a further 15% withholding tax would be deducted from the amounts distributed to the recipients.

As of December 31, 2008, the Company does not have retained earnings and accordingly, no tax-exempt income. Tax-exempt income attributable to the Approved Enterprise cannot be distributed to shareholders without subjecting the Company to taxes except upon a complete liquidation of the Company. If the retained tax-exempt income is distributed in a manner other than upon the complete liquidation of the Company, it would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected alternative tax benefits. The Company’s board of directors does not intend to distribute any amounts of its undistributed tax-exempt income as dividends.

On April 1, 2005, an amendment to the Investment Law came into effect (the “Amendment”) and has significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as a Beneficiary Enterprise, such as provisions generally requiring that at least 25% of the Beneficiary Enterprise’s income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits.

In addition, the Investment Law provides that terms and benefits included in any letter of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore, the Company’s existing Approved Enterprise will generally not be subject to the provisions of the Amendment.

As a result of the Amendment, tax-exempt income generated under the provisions of the new law will subject the Company to taxes upon distribution or liquidation and the Company may be required to record a deferred tax liability with respect to such tax-exempt income.

Income from sources other than the Approved Enterprise during the benefit period will be subject to tax at the regular corporate tax rate. Israeli companies are subject to income tax at the corporate tax rate of 31% for the 2006 tax year. On July 25, 2005, the Knesset (Israeli Parliament) passed the Law for the Amendment of the Income Tax Ordinance (No. 147), 2005, which prescribes, among others, a gradual decrease in the corporate tax rate in Israel to the following tax rates: 31% in 2006, 29% in 2007, 27% in 2008, 26% in 2009 and 25% in 2010 and thereafter.

By virtue of this law, the Company is entitled to claim accelerated depreciation on equipment used by the Approved Enterprise during five tax years. The Company has received final approval in respect to the investment program.

c.	Tax benefits under Israel ‘s Law for the Encouragement of Industry (Taxation), 1969:

The Company currently qualifies as an “Industrial Company” under the Law for Encouragement of Industry (Taxes), 1969 and is therefore entitled to tax benefits, mainly accelerated depreciation of machinery and equipment and deduction of expenses incurred in connection with a public offering.

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10:	–	TAXES ON INCOME (cont.)

d.	Income (loss) before income tax:

	Year ended December 31,
	2006	2007	2008
	U.S. dollars in thousands

Israel	$334	$(2,044)	$532
United States	(2,132)	(1,592)	(965)

	$(1,798)	$(3,636)	$(433)

e.	Taxes on income are comprised of the following:

	Year ended December 31,
	2006	2007	2008
	U.S. dollars in thousands

Foreign	$-	$115	$-
Domestic	-	216	(77)

	$-	$331	$(77)

f.	Net operating losses:

As of December 31, 2008, the Company’s net operating tax loss carry forwards in Israel amounted to approximately $ 29.3 million. These net operating tax losses may be carried forward indefinitely and offset against future taxable business income.

The Company’s U.S. subsidiary’s tax losses through December 31, 2008 totaled approximately $ 37.2 million. These losses are available to offset future U.S. taxable income of the U.S. subsidiary subject to the limitation under rule 382 of the Internal Revenue Service, see below, and will expire between the years 2012 and 2026.

Utilization of U.S. net operating losses may be subject to substantial annual limitation due to “change in ownership” provision of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

The Company and its subsidiary provide a valuation allowance on the entire deferred tax asset in respect of the carryforward losses, due to the uncertainty regarding future realization. Management currently believes that since the Company has a history of losses, it is more likely than not that the deferred tax regarding the loss carryforward will not be realized in the foreseeable future. Deferred taxes in respect of other temporary differences are immaterial.

The main reconciling items between the statutory tax rate of the Company and the effective tax rate are the non-recognition of tax benefits from accumulated net operating losses carry forward among the various subsidiaries worldwide due to the uncertainty of the realization of such tax benefits and the effect of approved enterprise.

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10:	–	TAXES ON INCOME (cont.)

g.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets are as follows:

	December 31,
	2007	2008

Operating loss carryforward and deductions	$6,738	$7,325
Reserves and allowances	863	371

Net deferred tax asset before valuation allowance	7,601	7,696
Valuation allowance	(7,601)	(7,696)

Net deferred tax asset	$-	$-

As of December 31, 2008, the Company has provided valuation allowance of $ 7,696 in respect of deferred tax assets resulting from tax loss carryforward and other temporary differences. Management currently believes that since the Company has a history of losses it is more likely than not that the deferred tax regarding the loss carryforward and other temporary differences will not be realized in the foreseeable future.

h.	Final tax assessments:

The Company has received final tax assessments in Israel and in the US, regarding tax years through the end of 2004.

i.	Reconciliation of the tax expenses to the actual tax expenses:

The main reconciling items of the statutory tax rate of the Company (2006 – 31%, 2007 – 29%,2008 – 27%) to the effective tax rate (0%) are valuation allowances provided for deferred tax assets (in all reported periods) .

j.	Adoption of FIN 48

Effective January 1, 2007, the Company adopted FIN 48, which prescribes a comprehensive model for how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return. Though the validity of any tax position is a matter of tax law, the body of statutory, regulatory and interpretive guidance on the application of the law is complex and often ambiguous. Because of this, whether a tax position will ultimately be sustained may be uncertain. Prior to January 1, 2007, the impact of an uncertain tax position that did not create a difference between the financial statement basis and the tax basis of an asset or liability was included in the Company’s income tax provision if it was probable the position would be sustained upon audit. The benefit of any uncertain tax position that was temporary was reflected in the Company’s tax provision if it was more likely than not that the position would be sustained upon audit.

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10:	–	TAXES ON INCOME (cont.)

Under FIN 48, the impact of an uncertain tax position that is more likely than not of being sustained upon audit by the relevant taxing authority must be recognized at the largest amount that is more likely than not to be sustained. No portion of an uncertain tax position will be recognized if the position has less than a 50% likelihood of being sustained. Also, under FIN 48, interest expense is recognized on the full amount of deferred benefits for uncertain tax positions.

The Company adopted the provisions of FIN 48 as of January 1, 2007. The accumulated effects of applying FIN 48 have been recorded as an increase of $ 411,000 of the accumulated deficit and of income tax payable as of January 1, 2007, of which approximately $ 55,000 related to interest and penalties.

A reconciliation of the beginning and ending balances of the total amounts of the unrecognized tax benefits is as follows:

Unrecognized tax benefits

Balance at January 1, 2008	$633,000
Reductions based on tax positions related to the current year	-
Additions for tax positions of prior years	-
Reductions for tax positions of prior years	(77,000)

Balance at December 31, 2008	$556,000

The Company does not believe there will be any material changes in its unrecognized tax positions over the next twelve months.

The Company and its subsidiaries file income tax returns in Israel and in the USA. As of December 31, 2008, the Israeli tax returns of the Company are open to examination by the Israeli tax authorities for the tax years of 2005 through 2008.

NOTE 11:	–	RELATED PARTY BALANCES AND TRANSACTIONS

Balances with related parties consisted of the following:

	December 31
	2007	2008
	U.S. dollars in thousands

Accounts receivable	$4	$-
Accounts payable and accrued expenses	$3	$14

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11:	–	RELATED PARTY BALANCES AND TRANSACTIONS (Cont.)

Transactions with related parties consisted of the following:

	Year ended December 31,
	2006	2007	2008
	U.S. dollars in thousands

Sales and marketing	$6	$3	$-
Research and development	26	11	-
General and administrative	33	55	50
Financial expenses, net	136	322	331

Total costs and expenses	$201	$391	$381

NOTE 12:	–	DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE

The Company has adopted SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”. The Company operates in one reportable segment (see Note 1 for a brief description of the Company’s business). The total revenues are attributed to geographic areas based on the location of the end-user customer.

The Company’s revenues by its customers ’ geographic locations are as follows:

	Year ended December 31,
	2006	2007	2008
	U.S. dollars in thousands

United States	$3,096	$1,879	$2,038
Europe	714	186	890
Israel	142	704	191
Other	331	351	322

	$4,283	$3,120	$3,441

The Company’s long-lived assets by geographic location are as follows:

	December 31
	2007	2008
	U.S. dollars in thousands

United States	$8	$-
Israel	60	35

Total	$68	$35

NOTE 13:	–	SUBSEQUENT EVENT

In February, 2009, a former employee commenced a proceeding for severance and vacation payments and certain other claims in connection with the period of employment with the Company. The Company denies all claims and any liability made by the former employee. Based on management estimation and the opinion of its legal counsel, no provision was recorded with respect to this claim.

RADVIEW SOFTWARE LTD.

Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas.	☒

Annual Meeting Proxy Card

▼ PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A	The Board of Directors recommends a vote FOR all Proposals.

1.	Proposal to elect the following persons to the Company’s Board of Directors, each to serve until the next Annual Meeting and until their successors have been duly elected and qualified:

	For	Withhold		For	Withhold		For	Withhold
01 - Jaron Lotan	☐	☐	02 - Shai Beilis	☐	☐	03 - Yochai Hacohen	☐	☐

04 - Eli Blatt	☐	☐	05 - Rami Goraly	☐	☐

For	Against	Abstain

2.	Proposal to ratify and approve an amendment to the previously approved discretionary convertible credit facility arrangement between Fortissimo and the Company.	☐	☐	☐

Please indicate whether or not you have a “Personal Interest” (as defined) in the above Proposal Two by marking an “X” in the appropriate box (YES/NO). If an X is not marked in either column, your vote in respect of this proposal will be disqualified.	Yes ☐	☐ No

For	Against	Abstain

3.	Proposal to ratify and approve an amendment to the terms of the Convertible Loan Agreement, entered into in April 2006, by and among Fortissimo, certain other lenders and the Company.	☐	☐	☐

Please indicate whether or not you have a “Personal Interest” (as defined) in the above Proposal Three by marking an “X” in the appropriate box (YES/NO). If an X is not marked in either column, your vote in respect of this proposal will be disqualified.	Yes ☐	☐ No

For	Against	Abstain

4.	Proposal to ratify and approve an increase in the number of the authorized ordinary shares of the Company and to amend the Articles of Association and Memorandum of Association accordingly.	☐	☐	☐

5.	Proposal to ratify and approve an increase in the number of shares available for issuance under the Company’s Key Employee Share Incentive Plan (1996).	☐	☐	☐

6.	Proposal to ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditors.	☐	☐	☐

YOU MUST COMPLETE SECTIONS A – C ON BOTH SIDES OF THIS CARD.

Receipt of Future Proxy Material Electronically. Receiving shareholder material electronically reduces mailing and printing costs and is better for the environment. Would you like to receive future proxy materials electronically? If so, go to http://www.computershare.com/us/ecomms and follow the instructions provided.

For purposes of this Proxy Card, a “Personal Interest” of a shareholder in the approval of an act or a transaction of the Company (1) includes: (i) the personal interest of his or her relative (which means for these purposes a spouse, sibling, parent, grandparent, child or child of spouse or spouse of any of the above.); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excludes a personal interest arising solely from the mere holding of shares in the Company or any body corporate.

For Proposals 2 and 3, please make sure to indicate in the appropriate box whether or not you have Personal Interest. Without such indication, your vote on these proposals will be disqualified.

▼ PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

Proxy – RADVIEW SOFTWARE LTD.

PROXY FOR ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD DECEMBER 9, 2009

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

THE UNDERSIGNED hereby appoints Rami Goraly and Amira Paz, and each of them acting singly, as attorneys and proxies, with full power of substitution, with all the powers which the undersigned would possess if personally present, to vote for and on behalf of the undersigned on all matters which may properly come before the 2009 Annual Meeting of Shareholders of RadView Software Ltd., or any adjournment thereof, with respect to all shares of the Company to which the undersigned would be entitled to vote if personally present.

THE SHARES REPRESENTED BY THIS PROXY CARD WILL BE VOTED AS SPECIFIED ABOVE, BUT IF NO SPECIFICATION IS MADE THEY WILL BE VOTED FOR ITEMS 1, 4, 5 and 6 AND AT THE DISCRETION OF THE PROXIES ON ANY OTHER MATTER THAT MAY PROPERLY COME BEFORE THE MEETING.

Please sign, date and return promptly in the accompanying envelope.
Proxies should be received by the Company not later than December 7, 2009.

B	Non-Voting Items
Change of Address – Please print new address below.

C	Authorized Signatures – This section must be completed for your vote to be counted. – Date and Sign Below

NOTE: Please sign exactly as name appears on this proxy. When shares are held by joint tenants, both should sign or the senior of the joint tenants should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If the person named on the shares certificate has died, please submit evidence of your authority. If a corporation, please sign in the full corporate name by the President or authorized officer and indicate the signer’s office. If a partnership, please sign in the partnership name by an authorized person.

Date (mm/dd/yyyy) – Please print date below.	Signature 1 – Please keep signature within the box.	Signature 2 – Please keep signature within the box.
/ /

YOU MUST COMPLETE SECTIONS A – C ON BOTH SIDES OF THIS CARD.